SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the Month of April 2014

Commission File Number: **1-14696**

China Mobile Limited

(Translation of registrant's name into English)

**60/F, The Center
99 Queen's Road Central
Hong Kong, China**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F _X_ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBITS

2013 Annual Report of China Mobile Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 9, 2014

By: /s/ Li Yue

Name: Li Yue
Title: Executive Director and Chief Executive Officer

中国移动
China Mobile


天
地
人
and 和

CHINA MOBILE LIMITED

Stock Code: 941

ANNUAL REPORT 2013


Music



CONTENTS


4G LTE
商用元年



天

SKY

Technology is advancing at a never stopping pace every day, and the sky is the limit. China Mobile aspires to invigorate information and communications technological innovation. We will never stop pushing the boundaries of innovation and will continue to be faster, more advanced and increasingly creative.



多款計劃 任您選擇
4G/3G
3G Lite
2G
1CMN
BlackBerry.
貼心服務 專業創新
Samsung GALAXY Note3 LTE
LG G Flex
Sony Xperia Z1
IDD
中國移動 全新品牌
DREAM
號碼管家
全新
高清MV 盡在
CMHK SOLITON
Music



地 EARTH

China Mobile's ubiquitous communications network links people's lives together, and like the earth, tirelessly supports their activities. Focusing on the strategic vision of "Mobile Changes Life", we strive to link everyone and connect all walks of life with our services.



Information and communications create closer ties between people and facilitate how they interact within the world. China Mobile has fostered a friendly, reliable, and harmonious relationship with our customers, and continuously helps them achieve better quality of life and realize their full potential.


TD-LTE



A new dream

Our new brand, “and!”, stands for “ ew ream”, symbolizes China Mobile’s own dream in the 4G era. It represents mainstream and global mobile technologies, networks with superior quality and wide coverage, and diverse businesses and differentiated services. We hope it will always be by your side, helping you to accomplish excellence.

Financial Highlights

	2013	2012	2011
Operating revenue[1] (RMB million)	630,177	581,835	537,806
Of which: Revenue from telecommunications services (RMB million)	590,811	560,413	527,999
EBITDA (RMB million)	240,426	253,646	251,025
EBITDA margin[2]	38.2%	43.6%	46.7%
Profit attributable to equity shareholders (RMB million)	121,692	129,274	125,870
Margin of profit attributable to equity shareholders[3]	19.3%	22.2%	23.4%
Basic EPS (RMB)	6.05	6.43	6.27
Dividend per share – Interim (HK$)	1.696	1.633	1.580
– Final (HK$)	1.615	1.778	1.747
– Full year (HK$)	3.311	3.411	3.327

OPERATING REVENUE
(RMB million)


581,835
630,177
2012
2013

EBITDA
(RMB million)


EBITDA margin
43.6%
38.2%
253,646
240,426
2012
2013

PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS
(RMB million)


Margin of profit attributable to equity shareholders
22.2%
19.3%
129,274
121,692
2012
2013

BASIC EPS
(RMB)


6.43
6.05
2012
2013

1 *Prior to 2013, the sales of products were incidental to the Group's telecommunications services. In 2013, the Group's sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the periods presented.*

2 *EBITDA margin = EBITDA/Operating revenue.*

3 *Margin of profit attributable to equity shareholders = Profit attributable to equity shareholders/Operating revenue.*

Company Profile

China Mobile Limited (the "Company", and together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange ("NYSE") and The Stock Exchange of Hong Kong Limited ("HKEx" or the "Stock Exchange") on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998.

As the leading mobile services provider in Mainland China, the Group boasts the world's largest mobile network and the world's largest mobile customer base. In 2013, the Company was once again selected as one of the "FT Global 500" by Financial Times and "The World's 2,000 Biggest Public Companies" by Forbes magazine, and recognized on the Dow Jones Sustainability Emerging Markets Index. The Company currently has a corporate credit rating of Aa3/Outlook Stable from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating, respectively.



Company Profile

The Company owns 100% interest in the following major subsidiaries:

- China Mobile Communication Company Limited ("CMC")
- China Mobile Group Guangdong Company Limited ("Guangdong Mobile")
- China Mobile Group Zhejiang Company Limited ("Zhejiang Mobile")
- China Mobile Group Jiangsu Company Limited ("Jiangsu Mobile")
- China Mobile Group Fujian Company Limited ("Fujian Mobile")
- China Mobile Group Henan Company Limited ("Henan Mobile")
- China Mobile Group Hainan Company Limited ("Hainan Mobile")
- China Mobile Group Beijing Company Limited ("Beijing Mobile")
- China Mobile Group Shanghai Company Limited ("Shanghai Mobile")
- China Mobile Group Tianjin Company Limited ("Tianjin Mobile")
- China Mobile Group Hebei Company Limited ("Hebei Mobile")
- China Mobile Group Liaoning Company Limited ("Liaoning Mobile")
- China Mobile Group Shandong Company Limited ("Shandong Mobile")
- China Mobile Group Guangxi Company Limited ("Guangxi Mobile")
- China Mobile Group Anhui Company Limited ("Anhui Mobile")
- China Mobile Group Jiangxi Company Limited ("Jiangxi Mobile")
- China Mobile Group Chongqing Company Limited ("Chongqing Mobile")
- China Mobile Group Sichuan Company Limited ("Sichuan Mobile")
- China Mobile Group Hubei Company Limited ("Hubei Mobile")
- China Mobile Group Hunan Company Limited ("Hunan Mobile")
- China Mobile Group Shaanxi Company Limited ("Shaanxi Mobile")
- China Mobile Group Shanxi Company Limited ("Shanxi Mobile")
- China Mobile Group Neimenggu Company Limited ("Neimenggu Mobile")
- China Mobile Group Jilin Company Limited ("Jilin Mobile")
- China Mobile Group Heilongjiang Company Limited ("Heilongjiang Mobile")
- China Mobile Group Guizhou Company Limited ("Guizhou Mobile")
- China Mobile Group Yunnan Company Limited ("Yunnan Mobile")
- China Mobile Group Xizang Company Limited ("Xizang Mobile")
- China Mobile Group Gansu Company Limited ("Gansu Mobile")
- China Mobile Group Qinghai Company Limited ("Qinghai Mobile")
- China Mobile Group Ningxia Company Limited ("Ningxia Mobile")
- China Mobile Group Xinjiang Company Limited ("Xinjiang Mobile")
- China Mobile Group Design Institute Company Limited ("Design Institute")
- China Mobile Hong Kong Company Limited ("Hong Kong Mobile"), and
- China Mobile International Company Limited ("International Company"), and operates nationwide mobile telecommunications networks in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong Special Administrative Region through these subsidiaries.

In addition, the Company owns a 99.97% equity interest in China Mobile Group Device Company Limited ("China Mobile Device"), a 92% equity interest in China Mobile Group Finance Company Limited ("China Mobile Finance") through Beijing Mobile, and a 66.41% equity interest in Aspire Holdings Limited ("Aspire").

As of 31 December 2013, the Group had a total staff of 197,030, and maintained a leading position in Mainland China in terms of customer base which reached 767 million.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited ("CMHK (Group)"), which, as of 31 December 2013, indirectly held an equity interest of approximately 74.07% in the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)"). The remaining equity interest of approximately 25.93% of the Company was held by public investors.

Corporate Information

Board of Directors
Executive Directors
Mr. XI Guohua
(Executive Director & Chairman)
Mr. LI Yue
(Executive Director & Chief Executive Officer)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Madam HUANG Wenlin
(Executive Director & Vice President)
Mr. SHA Yuejia
(Executive Director & Vice President)
Mr. LIU Aili
(Executive Director & Vice President)

Independent Non-Executive Directors
Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi
Mr. Paul CHOW Man Yiu

Principal Board Committees
Audit Committee
Mr. Frank WONG Kwong Shing (Chairman)
Dr. Moses CHENG Mo Chi
Mr. Paul CHOW Man Yiu

Remuneration Committee
Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Nomination Committee
Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Company Secretary
Ms. WONG Wai Lan, Grace (FCS, FCIS)

Auditors
PricewaterhouseCoopers
PricewaterhouseCoopers Zhong Tian LLP

Legal Adviser
Sullivan & Cromwell

Registered Office
60/F, The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations
Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobileltd.com
Stock code: (HKEx) 941
(NYSE) CHL
CUSIP Reference Number: 16941M109

Share Registrar
Hong Kong Registrars Limited
Shops 1712-1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

American Depositary Receipts Depositary
BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA
Tel: 1 888 269 2377 (toll free in USA)
1 201 680 6825 (international call)
Email: shrrelations@cpushareownerservices.com

Publications
As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 April 2014. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:
China Mobile Limited
60/F, The Center
99 Queen's Road Central
Hong Kong

The United States:
BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA

Biographies of Directors and Senior Management

Executive Directors



Mr. XI Guohua

Age 62, Executive Director and Chairman of the Company, joined the Board of Directors of the Company (the "Board") in July 2011, in charge of the overall management of the Company. Mr. Xi is also the Secretary of the CPC Committee and Chairman of China Mobile Communications Corporation ("CMCC"), and Chairman of CMC. Mr. Xi formerly served as Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Deputy Director General and Director General of the Long-Distance Telecommunications Bureau and Deputy Chief Engineer and Deputy Director General of the Posts and Telecommunications Administration of Shanghai. Mr. Xi also served as Deputy Director General of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, Vice Minister of the Ministry of Information Industry ("MII"), President of China Network Communications Group Corporation, Vice Minister of the Ministry of Industry and Information Technology, Vice Chairman of CMCC, CMC and the Company. Mr. Xi has not held any other directorships in any listed public companies in the last three years. Mr. Xi graduated from the Department of Electrical Engineering of Hefei University of Technology in 1977, and received a Master of Management degree in economics and management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology.



Mr. LI Yue

Age 54, Executive Director and Chief Executive Officer of the Company, joined the Board of Directors of the Company in March 2003. He is in charge of the operation and management of the Company. He is also the President and Director of CMCC and CMC. Mr. Li started his career in 1976 and previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the preparatory team and Vice President of CMCC, Chairman of Aspire, non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Li holds a Bachelor's Degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master's Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Mr. Li has been engaging in telecommunication network operations and maintenance, planning and construction, operational management, development strategies and has many years of experience in the telecommunications industry.

Biographies of Directors and Senior Management

Mr. XUE Taohai



Age 57, Executive Director, Vice President and Chief Financial Officer of the Company, joined the Board of Directors of the Company in July 2002. Mr. Xue is principally in charge of the corporate affairs, finance and internal audit of the Company. He is also a Vice President of CMCC, a director of CMC, and director and Chairman of China Mobile Finance. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with many years of experience in the telecommunications industry and financial management.

Madam HUANG Wenlin



Age 59, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in September 2007. Madam Huang is principally in charge of human resources, training and inspection matters of the Company. She is also a director of CMCC and CMC. Madam Huang previously served as Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited, director and Vice President of CMCC. Madam Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Madam Huang is a senior economist with many years of operational and managerial experience in the telecommunications industry.

Biographies of Directors and Senior Management



Mr. SHA Yuejia

Age 55, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customer management of the Company. He is also a Vice President of CMCC, a director of CMC, non-executive director of Phoenix Satellite Television Holdings Limited and Shanghai Pudong Development Bank Co., Ltd.. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Director and Vice President, Chairman and President of Beijing Mobile and Chairman of Union Mobile Pay Limited. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master's Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.



Mr. LIU Aili

Age 50, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Liu is principally in charge of planning and construction, network operation, business support, information management of the Company. He is also a Vice President of CMCC and a director of CMC. Since November 2012, He ceased to be a non-executive director of China Communications Services Corporation Limited, a company listed in Hong Kong. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, Chairman and President of Shandong Mobile and Zhejiang Mobile, and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Biographies of Directors and Senior Management

Independent Non-Executive Directors

Dr. LO Ka Shui



Age 67, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in April 2001. He was appointed as the Chairman of Remuneration Committee and Nomination Committee of the Company. Dr. Lo is the Chairman and managing director of Great Eagle Holdings Limited, the non-executive director and Chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is an Independent Non-Executive Director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and City e-Solutions Limited. Dr. Lo is a vice president of the Real Estate Developers Association of Hong Kong, a trustee of the Hong Kong Centre for Economic Research, the chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Winsor Properties Holdings Limited. Dr. Lo graduated from McGill University with a Bachelor of Science degree and from Cornell University with a Doctor of Medicine (M.D.) degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank WONG Kwong Shing



Age 66, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. He was appointed as the Chairman of the Audit Committee of the Company in May 2013. Mr. Wong serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China, Chairman & director of Mapletree Greater China Commercial Trust Management Ltd., a non-executive director of PSA International Pte Ltd, Singapore and a member of Hong Kong SAR Government's Financial Services Development Council. He previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings, and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999 and served as non-executive director of National Healthcare Group Pte Ltd. Mr. Wong also served in various positions with Hong Kong's government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.

Biographies of Directors and Senior Management



Dr. Moses CHENG Mo Chi, GBS, OBE, JP

Age 64, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in City Telecom (H.K.) Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include China COSCO Holdings Company Limited and Hong Kong Exchanges and Clearing Limited.



Mr. Paul CHOW Man Yiu, GBS, SBS, JP

Age 67, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2013. He was an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010. Hong Kong Exchanges and Clearing Limited is listed on the Main Board of The Stock Exchange of Hong Kong Limited. Mr. Chow also served as the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003. He also served as the member and the Treasurer of the Council and the Court of the University of Hong Kong and the Chairman of a charitable organization "Plan International Hong Kong". Mr. Chow currently serves as the Chairman of Hong Kong Cyberport Management Company Limited, a member of the Steering Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region, a member of the Asian Advisory Council of AustralianSuper and an independent non-executive director of Bank of China Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited).

Chairman's Statement

Dear Shareholders,

As a crucial year of transformation, 2013 brought new opportunities for the Group, underpinned by China's steady economic growth, the government's promotion of information consumption, and the issuance of 4G license. We also faced a number of challenges, including the further accelerated substitution effect of Over The Top (OTT) products on the traditional communications business, and a more saturated traditional communications market with fiercer competition, all of which added to the Group's operational pressure. Aligned with the developing trends of mobile Internet, the Group made every effort to engage in strategic transformation, reform and innovation and healthy development, by enhancing its capabilities in network, marketing, management and human resources, fostering business redeployment and innovation, and speeding up its development transformation and structural adjustments. As a result, the Group sustained steady progress in its operations and development while maintaining stable performance.



XI Guohua
Chairman

Financial Results

In 2013, the Group's operating revenue maintained stable growth, reaching RMB630.2 billion, up 8.3% over last year, of which, revenue from telecommunications services was RMB590.8 billion, up 5.4% over last year. Data business had a positive growth momentum with revenue of RMB206.9 billion, up 24.4% over last year, and as a percentage of revenue from telecommunications services increased to 35.0%, of which, revenue from wireless data traffic reached RMB108.2 billion, up 58.6% over last year. The revenue structure was further optimized, showing the positive results of our business transformation in the mobile Internet age. The Group modestly increased its investment in infrastructure resources in order to provide better support for the explosive growth in data traffic, satisfy our business expansion needs, and build up core competitiveness, which resulted in a decrease of profitability, however the Group continued to lead the industry in terms of profitability. Profit attributable to equity shareholders decreased by 5.9% over last year to RMB121.7 billion, and the margin of profit attributable to equity shareholders[1] was 19.3%. EBITDA decreased by 5.2% over last year to RMB240.4 billion, and EBITDA margin[2] was 38.2%.

Business Development

Amidst complex and intense competition, the Group accurately identified developing industry trends and took timely action. We further optimized our revenue structure by pooling resources to promote the development of the three major drivers of our operations, namely, existing customers and business, data traffic and corporate customer services. The launch of our commercial brand "and!", the implementation of centralized e-channels and the active expansion of new business have provided strong support for our market development. The Group deepened its relationship with existing customers and maintained a continuous level of business with middle-to-high-end customers. The Group maintained the advantage of scale with its customer base reaching 767 million. The Group steadily increased its market share in 3G services with a net growth of 104 million customers. The Group achieved notable progress in data traffic operations with strong growth. Revenue of wireless data traffic contributed to 18.3% of telecommunications services revenue, becoming a major driver of revenue growth. Corporate customer services maintained favorable growth momentum, with corporate customer IP-VPN lines reaching 1.34 million, and revenue from the communications and informationalization services for corporate customers increased by 31%.

---

1 *In 2013, before the Group presented the revenue from sales of products and the related cost of products sold separately, margin of profit attributable to equity shareholders was 20.6%.*

2 *In 2013, before the Group presented the revenue from sales of products and the related cost of products sold separately, EBITDA margin was 40.7%.*

Chairman's Statement

In 2013, the Group achieved significant breakthroughs in devices sales. We have seen substantial growth in devices cooperation partners, continuous expansion of sales channels, and an increasing number of devices models, including launching mobile phones under our own brand, to provide customers with higher quality devices with greater diversity. Sales of TD-SCDMA mobile phones significantly increased to 150 million, effectively boosting the growth of 3G customers.

By adhering to its mantra of "Quality is the lifeline for any telecommunications company" and "Customers are our priority, quality service is our principle", the Group continued to enhance quality and improve services. Voice quality remained high with continuous improvement and we further enhanced our basic services by establishing a full service guarantee system that allows customers to access our services throughout our network. Also, we further optimized our tariff system and expanded e-channels to provide services. Customer satisfaction was greatly improved. At the same time, we did our utmost to protect customer rights and strengthen information security. We centralized our management of issues related to online complaints, junk messages and prank phone calls, and maintained the lowest rate of escalated complaints within the industry.

Pioneering 4G Service

It was particularly encouraging for the Group to be granted a 4G (TD-LTE) license in December 2013. The Group has thus taken the lead in launching its 4G commercial services in 16 cities in China, which has been positively received by its customers. The Group signed a long-term cooperation agreement with Apple Inc. and successfully introduced iPhone models that support TD-LTE and TD-SCDMA. The scale of TD-LTE's internationalization and commercialization expanded rapidly. By February 2014, Global TD-LTE Initiative (GTI) had 100 operator members and 73 manufacturer partners, and there were 29 TD-LTE commercial networks. The Group is determined to spare no effort to build a superior 4G network, aiming to become the world's largest 4G network with 500,000 base stations that will essentially deliver continuous coverage in all cities, urban areas of counties and key villages by the end of 2014. The Group will also proactively push forward VoLTE live network testing to realize commercialization of VoLTE by the end of this year, hence solidifying its first mover advantage.

Strategic Transformation

In response to the exponential growth in mobile Internet, which brought forward fiercer competition across the industry and an era driven by data traffic operation, the Group accelerated its efforts in strategic transformation and capacity enhancement to maintain and create its competitive advantages.

We have deepened the development of our Four-Network Coordination and continued our efforts in network construction and optimization, to accelerate the transition from voice to data business. We further explored the capacity of 2G (GSM) network while preserving our advantages in both network coverage and voice quality. We significantly enhanced our 3G (TD-SCDMA) network carrying capacity and ensured continuous outdoor coverage in cities and central areas of counties and effective coverage in village hotspots. The Group carefully planned its WLAN construction to achieve better data traffic divergence. We further optimized our network traffic carrying structure and realized significant data traffic migration from our 2G network to 3G and WLAN networks. We vigorously promoted the construction of our 4G (TD-LTE) network, building up our capability and experience for nation-wide operations.

Incorporating the characteristics and advantages of mobile operators and the Internet, the Group is shifting its business development focus from the communications business to the mobile Internet business and information consumption. The Group accelerated its development of IMS and ICT services for corporate customers, satisfying their needs in communication and informationalization. We further expanded Internet TV services and home network gateways for family customers and improved high-quality cloud services for individual customers. We further promoted the portal functions of MM, Lingxi, Fetion and Wireless City, and enhanced the integration and distribution of proprietary featured services. Upon building up smart pipes, the Group will continue to utilize its advantages to create open platforms, specialty services and friendly interfaces, and enter into win-win arrangements with more cooperating partners to achieve greater value.

Chairman's Statement

The Group continued to accumulate infrastructure resources while improving fundamental network abilities to provide solid support for the transition from mobile communications operations to innovative full service operations. We further improved our cable transmission capacity, accessibility of corporate customer IP-VPN lines, as well as the ability to introduce Internet content and adjust internet traffic. By the end of 2013, the Internet traffic on-net rate reached 91%. With fixed-line business licensing authorized in December 2013, the Group has become a full-service operator. By adhering to our principles of high standards, product differentiation, and with a focus on investment returns, we are devoted to developing our transmission network, public Internet and broadband network. We will leverage the advantage of our 4G network and develop wireless broadband access to speed up the formation of second-mover advantage in the full-service.

Reform and Innovation

We pushed forward reform and innovation by building our organization structure, management model and supporting mechanism in line with our strategy of productivity development. To support our strategic transformation, we actively explored best practices in centralized management, operational specialization, market-oriented mechanisms, the building of a flat organization and the standardization of processes.

The Group gradually built up its professional operations capacity in devices sales, international business, corporate customer business and Internet of Things (IOT). We improved our network capability in our international business, and launched international voice roaming and data products with a clearer and simpler tariff structure in order to lower customer's costs, further improving customer perception. We further promoted the corporate customer business. Revenues from IDC and corporate customer IP-VPN lines grew dramatically. We also accelerated the construction of an IOT platform, released "Vehicle Guard" proprietary devices and various communication modules, and concluded the development of the first IOT special chip.

The Group further deepened centralized management to take full advantage of its scale. We steadily promoted the construction of centralized infrastructure for our data centers, call centers and R&D centers. The Group also started building a procurement sharing service center, and established a unified electronic system for procurement to promote transparency in the procurement bidding and tendering process. Our International Information Harbor and five major logistic centers have been put into operation while our Southern Base expanded its function.

We continued to improve our ability to manage the Group in a more scientific and refined manner in order to reduce cost and enhance efficiency. We vigorously promoted scientific innovation and optimized our research process to enhance organic growth and core competitive advantages. We led the industry in terms of standardization and patent products. The Group actively explored a quantified performance-based compensation system and human resource management to stimulate organizational vitality.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and efficiency, the Company ensured best corporate governance practices by strictly following the listing rules and requirements. We continued to improve our legal risk management system, and thereby strengthened the legal support for our innovative developments and organizational reform. We further improved our internal audit and control by monitoring key operational hotspots and continuing to strengthen supervision of key areas and segments such as tenders, procurement and the cooperation business to establish and improve our risk control system. Meanwhile, the Group also focused on development quality and efficiency by actively seeking to increase income and reduce expenditure, to ensure the healthy operation of the business.

Chairman's Statement

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility. In 2013, the Group actively contributed to the provision of emergency communications services, network and information safety, energy saving and emissions reduction, and social welfare support. When natural disasters and emergencies occurred, we initiated contingency plans in the first instance to roll out efficient telecommunication repairs to guarantee the availability of our services in those areas. We further deepened the "Green Action Plan" to enhance energy saving and emissions reduction, realizing a reduction in power consumption per unit of business by 23% in 2013. Through our China Mobile Charity Foundation, we continued our efforts in philanthropic activities such as poverty alleviation and education support, fulfilling the responsibility of a corporate citizen. By the end of 2013, cumulatively, we had sponsored surgeries for 1,341 children in poverty with congenital heart disease, training for 59,000 secondary and elementary school principals in central and western rural China, and the building of 1,910 libraries and 880 multimedia classrooms.

Awards and Recognition

In 2013, our ranking in Forbes Magazine's "Global 2000" List improved from 31st to 29th, and once again, we were listed among the "FT Global 500", ranking number 14. The China Mobile brand was named one of the "BRANDZ™ Top 100 Most Powerful Brands" by Millward Brown and Financial Times for the eighth consecutive year, ranking 10th among all companies considered and 1st among all Chinese brands. Our brand value increased by 18% compared to last year. The Group has been included in the Dow Jones Sustainability Indices for 6 consecutive years. In 2013, Moody's and Standard & Poor's kept our corporate credit ratings equivalent to China's sovereign credit ratings, which are Aa3/Outlook Stable and AA-/Outlook Stable, respectively.

Dividends

In view of the Group's operating results in 2013, and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.615 per share for the financial year ended 31 December 2013. This is in accordance with the dividend payout ratio of 43% planned for the full financial year of 2013. This, together with the interim dividend of HK$1.696 per share that was paid in 2013, amounts to an aggregate dividend payment of HK$3.311 per share for the full financial year of 2013.

In 2014, taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and future sustainable development needs, the Company's planned dividend payout ratio for the full year of 2014 will be 43%.

The Board believes that the Company's industry-leading profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

Chairman's Statement

Future Outlook

Looking ahead to 2014, the Chinese government has set the general direction for steady domestic economic growth, and encourages the development of strategic emerging industry sectors, information consumption, and the integration of industrialization and informatization. These will provide us with a favorable environment. The information industry is in a period of continuous technological innovation, with the emergence of new businesses, the formation of new industry landscapes and the accelerated popularization of smart devices. The large scale commercialization of 4G has officially ushered in the mobile Internet age, which is characterized by smart devices, wireless broadband and cloud computation. The communications operators have entered into a period of data traffic operations, where the increase in data traffic will become the most important driver of growth. This has provided us with greater opportunities and broader room for development, and enables us to remain optimistic in the mid-to-long term development prospects. We face challenges brought about by an accelerated substitution effect in the traditional communications business by Internet services, fiercer competition among traditional operators, and increasing integration of the upstream and downstream business along the industry chain, all of which has put considerable pressure on the Group's value growth. The government is adopting policy adjustments in relation to inter-connection settlement, mobile business resale and expansion of the mobile number portability trial, which will also affect the development of the Group.

Facing such opportunities and challenges, we will actively explore the industry landscape by following trends in the mobile Internet age and confidently focusing on our strategic vision of "Mobile Changes Life". We will accelerate our transformation by deepening the development of Four-Network Coordination, actively expanding mobile Internet and innovatively promoting full-service operations. We will strengthen our reform efforts and reinforce our organizational structure, incentive mechanism, management model and supporting system. We will achieve this by improving top-level design, promoting process optimization and implementing a project management model, to form the momentum needed for strategic transformation. We will vigorously push forward the development of 4G service. We will provide a high quality network with wide coverage to ensure high-speed Internet connection for customers regardless of their location. We will lower 4G user threshold by achieving global compatibility, economy of scale production and lower cost of devices. We will build new business access in the mobile Internet era through a unified communications service with the features of New Call, New Messaging, New Contacts. We will push forward with the transition of business development from voice to data, maintaining and creating competitive advantages, to pursue the healthy development of the Group in the 4G era.

We will look for appropriate external investment opportunities in an active but cautious manner, and strive to broaden our presence in the market to support the transformation and development of the Group.

We will persevere as always and strive to create value for investors.

XI Guohua
Chairman

20 March 2014, Hong Kong

Milestones

1997

3 September
China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited and its name was subsequently changed to China Mobile Limited.

22 & 23 October
China Telecom (Hong Kong) Limited raised US$4.2 billion in its initial public offering, with its shares listed on the NYSE and HKEx, respectively.

1998

4 June
China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1999

2 November
China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes of US$600 million due 2004.

12 November
China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

2000

28 June
China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 October
China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 November
China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 November
China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

2001

18 June
China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2002

1 July
China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

28 October
China Mobile (Hong Kong) Limited, through its whollyowned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China.

2003

22 January
The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

2004

1 July
China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, CMC and Beijing P&T Consulting & Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

2005

10 November
China Mobile (Hong Kong) Limited made a voluntary conditional cash offer for all the issued shares of China Resources Peoples Telephone Company Limited through its wholly-owned subsidiary, Fit Best Limited.

Milestones

2006

28 March

China Mobile (Hong Kong) Limited completed the acquisition and privatization of former China Resources Peoples Telephone Company Limited which later changed its name to China Mobile Peoples Telephone Company Limited. China Mobile Peoples Telephone Company Limited became a wholly-owned subsidiary of China Mobile (Hong Kong) Limited. China Mobile Peoples Telephone Company Limited changed its name later to China Mobile Hong Kong Company Limited.

29 May

China Mobile (Hong Kong) Limited changed its name to China Mobile Limited.

8 June

China Mobile Limited entered into a memorandum of understanding with News Corporation and STAR Group Limited to build a long-term wireless media strategic alliance.

2007

22 & 23 October

The 10th anniversary of China Mobile Limited's listings on the HKEx and NYSE.

29 April

China Mobile Limited entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd. ("Far EasTone") to acquire, through its wholly-owned subsidiary, 444,341,020 shares of Far EasTone, representing 12% of its enlarged issued share capital.

2012

23 August

The Company's wholly-owned subsidiary, CMC, entered into a share subscription agreement with ANHUI USTC IFLYTEK Co. Ltd ("Anhui USTC") to acquire 70,273,935 ordinary shares of Anhui USTC, representing 15% of its enlarged issued share capital, in an effort to speed up our mobile Internet deployment.

2010

10 March

The Company's wholly-owned subsidiary, Guangdong Mobile and Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank"), entered into a share subscription agreement to acquire 20% interest in SPD Bank at a consideration of RMB39.5 billion. Completion of the subscription took place in October.

On 25 November, China Mobile Limited and SPD Bank entered into a strategic cooperation agreement, thereby officially commenced their cooperation in areas of mobile finance and mobile e-Commerce businesses.

2013

4 December

China Mobile Communications Corporation (our parent) was granted a 4G (TD-LTE) license. The Group has thus taken the lead in launching its 4G commercial services in 16 cities in China, which has been positively received by its customers.

18 December

The Company launched the new commercial brand "and!" which represents China Mobile's belief in continuously seeking value innovation, promoting industry developments and accomplishing the strategic vision of "Mobile Changes Life". This also represents that China Mobile is always by the side of its customers, helps them to achieve their dreams and accomplish excellence.

BUSINESS REVIEW



Business Review

In 2013, facing pressure from rising penetration and intensifying competition as well as challenges on the traditional telecommunications industry posed by Internet businesses, the Group overcame various difficulties. It leveraged the development strategies encompassing Four-Network Coordination, Mobile Internet and full service. Gravitating to the three key drivers, namely operations of existing business, data traffic and corporate customers, the Group endeavored to promote quality, services and innovation. It maintained its market leading position with further enhancement in operational management.

As at the end of 2013, the Group's total customer base reached 767 million, representing a growth of 8.0% from the prior year. Total voice usage was 4.32 trillion minutes in 2013, up 3.0% from the previous year. Data services revenue was RMB206.9 billion, up 24.4% from the previous year, and accounted for 35.0% of revenue from telecommunications services, which represented an increase of 5.3 percentage points from the prior year. Out of data services revenue, wireless data traffic revenue reached RMB108.2 billion, representing an increase of 58.6% from the prior year. 150 million TD-SCDMA handsets were sold, up 180% from the previous year.

Key Operating Data of the Group

	2013	2012
Customer Base (million)	767.2	710.3
Net Additional Customers (million)	56.9	60.7
3G Customer Base (million)	191.6	87.9
Net Additional 3G Customers (million)	103.7	36.7
Total Voice Usage (billion minutes)	4,316.0	4,192.3
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	486	512
SMS Usage (billion messages)	734.1	744.5
Wireless Data Traffic (billion megabytes)	2,011.8	1,039.2
Average Handset Data Traffic per User per Month (megabytes/user/month)	72	36
Average Revenue per User per Month (ARPU) (RMB/user/month)	67	68
TD-SCDMA handsets sold (million)	150	50

Business Review

Operating Results

Gravitating to the three key drivers of operations – existing business, data traffic and corporate customers, the Group continued to pursue its strategic transformation and achieved positive results.

As at the end of 2013, the Group's total customer base reached 767 million and net additional customers accounted for 56.91 million, continuously maintaining its scale advantage. Overall market share declined as a result of rising penetration and intensifying market competition. 3G customer base increased to 190 million reaching 45.8% of 3G market share. TD-SCDMA handsets sold reached 150 million, of which over 95% were smartphones. Benefiting from the management of existing customers, middle-to-high end customers remained stable in general. Management of corporate customers has improved, with corporate customer base reaching 3.23 million. Individual customers served under corporate accounts took up 30% of the total customer base and the cumulative number of corporate IP-VPN lines reached 1.34 million. Revenue from communications and informationalization services for corporate customers increased by 31%.

In 2013, voice services revenue declined due to substitution by Internet businesses. The Group actively adopted measures to stabilize the scale of its voice business. Total voice usage was 4.32 trillion minutes, up 3.0% from the prior year. Average minutes of usage per user per month (MOU) was 486 minutes. Voice services revenue was RMB355.7 billion, down 3.4% from the previous year.

The Group's data business maintained rapid development in 2013. Data services revenue was RMB206.9 billion, representing a growth of 24.4% from the previous year and accounting for 35.0% of the revenue from telecommunications services.

Among the data businesses, wireless data traffic continued to enjoy rapid growth. Wireless data traffic hiked 2.01 trillion megabytes, up 93.6% from the previous year. Revenue reached RMB108.2 billion, up 58.6% from the previous year, and uplifted to 18.3% of revenue from telecommunications services. Average handset data traffic per user per month reached 72 megabytes. Data traffic has become the major impetus of revenue growth.

Applications and information services enjoyed steady development. In addition to the rapid growth of corporate customer related services, a number of content businesses including "Migu Music", "and-Reading", "and-Video", "and-Gaming" and "and-Animation" experienced rapid growth.

Due to substitution by Internet businesses, SMS and MMS revenue for 2013 amounted to RMB41.3 billion, down 6.5% compared to the previous year.


Customer Base
(million)
8.0%
710.3
767.2
2012
2013
Wireless Data Traffic
(billion megabytes)
93.6%
1,039.2
2,011.8
2012
2013
TD-SCDMA handsets sold
(million)
180.0%
50
150
2012
2013

Business Review

Quality Enhancement and Service Improvement

The Group has always adhered to its mantra of "Quality is the lifeline of a telecommunications company" and "Customers are our priority, quality service is our principle" and emphasized quality enhancements of its network, business and services.

Regarding networks, the Group continued to strengthen its overall competitive advantage through the development of Four-Network Coordination. 2G network utilization maintained at a reasonable level, while coverage and voice quality continued to secure a leading position in the industry. The number of 3G base stations of the parent company was 450,000 with steady enhancement in network coverage and quality, which continued to strengthen the capability to divert data traffic. WLAN access points reached 4.29 million in number, utilization rate further improved. The structure of traffic carriage continued to optimize, with evident migration from 2G to 3G and WLAN. The Group has officially launched 4G services, and is expecting to complete over 500,000 base stations by the end of 2014, accomplishing contiguous coverage in cities, urban counties and key villages and towns nationwide. In 2013, the Group entered into a long-term cooperation agreement with Apple Inc. to launch the iPhone which supports TD-LTE and TD-SCDMA. The Group published the White Paper on VoLTE, started trials and achieved inter-province/international VoLTE high definition voice connection and commercial handover with the 2G network. The Group endeavors full commercial launch of VoLTE by year end.

To compete in full service, the Group focused on strengthening the planning and deployment of basic network resources. Capabilities spanning optical transmission, coverage of metropolitan pipeline and access of IP-VPN for key corporate customers have been enhanced. The ability to introduce and allocate Internet content and resources was significantly strengthened. On-net traffic uplifted to 91%.

Regarding businesses and services, the Group furthered its quality enhancement initiatives. The bill-processing time for GPRS international roaming was significantly reduced. An across-the-board service assurance system which supports pan-network single-point-of-response has been established. The Group has been re-branded and launched the master commercial brand "and!". The Group optimized its tariffs and introduced "voice+traffic+data" mix-and-match plans, realizing self-customization by users. "RMB1/2/3 international roaming zone tariffs" were extended to 242 countries and regions while promoting "RMB3/6/9 international roaming data packages", which significantly enhanced customer perceptions. Regarding 4G business processing, the Group strived to realize "no new number, no re-registration and speedy SIM swap". The Group adopted integrated sales and marketing, and introduced integrated tariff plans which were built around data traffic and supported multi-device sharing. While promoting mobile marketplace and the establishment of handset sales and service platform, the Group proactively developed third-party electronic channels. The Group also promoted key issue management, realizing centralized handling of Internet complaints, and centralized processing of spam SMS and MMS, indecent information and nuisance calls. The Group achieved the lowest rate of escalated complaints per million customers for four consecutive years in the industry.


移动4G，快人一步
4G LTE
中国移动
China Mobile
www.10086.cn
10086

Business Review

Redeploy Resources and Enhance Business Innovation

Regarding new business and service areas, the Group endeavored to explore and innovate, and to accelerate the development of centralized management, specialized operations, market-oriented mechanisms, lean organizational structure and process standardization.

Centralized management was furthered, achieving steady development of centralized infrastructure including data centers, call centers and research and development centers. The Group also organized and established service centers for shared procurement which enhanced the extent of centralized procurement and further drove procurement costs down. Phase I of International Information Port started service. The function of Southern Base (Center of Excellence) was further realized. Five regional logistics centers commenced operations. The Group unleashed its scale advantage while reducing costs and enhancing efficiency.

The Group gradually built up capabilities in professional operations. It consolidated partners in the supply chain and achieved breakthrough in the scale of device sales. 150 million TD-SCDMA handsets were sold. Industrialization and commercialization of TD-LTE devices enjoyed smooth development. Handset models continued to enrich with RMB1,000 handsets growing in variety and popularity. 100% of the Group's self-owned outlets sold devices, and sales capability continued to improve. Penetration of nationwide sales franchises was enhanced. Sales capability of social channels was enhanced. Per unit subsidy was further reduced by decoupling contract plans and device subsidies from handset models. Through promoting cooperation of non-custom built devices, the proportion of handset-only sales leapfrogged. International network saw enhanced capability. IDD network directly connected to over 100 operators. Total bandwidth surpassed 1,300 gigabytes, representing a 15-fold increase compared with that of 2010. Adjusting and optimizing tariffs further improved customer perception of international business.

The Group accelerated the development of Mobile Internet and Internet of Things (IOT). It launched NFC based Mobile Wallet. Businesses such as "Migu Music" and "and-Reading" continued to maintain leading positions. The user experience of Fetion, Lingxi and "and-Map", etc. was further enhanced. The Group accelerated the construction of IOT designated network platforms, and launched self-branded IOT devices and various communication modules. The Group explored new business models for Wireless City. It strived to accomplish unified communications featuring New Call, New Messaging and New Contact.

Capital Expenditure

The Group is at a critical juncture of maintaining value of traditional business operations while expediting the transformation of its development. It strives to promote changes, namely "from voice-centric to data-centric operations", "from developing communications business to Mobile Internet business and information consumption" and "from managing mobile communications to managing innovative full service".

To enhance its core capabilities and to adapt to the development pattern under the new industry landscape, the Group scientifically manages its investments, anchoring at assuring the development of Four-Network Coordination, maintaining voice advantage and fulfilling demand for the exponential growth of data traffic. The Group supports the innovation and business development of technologies such as Mobile Internet, IOT and cloud computing. It will strengthen accumulation of infrastructure resources to enhance full service competitiveness. The Group endeavors development for the long-term, and upkeeps a reasonable and necessary scale of investment to enhance its overall competitiveness while safeguarding efficiency and return on investment.

The Group's capital expenditure for 2013 was RMB184.9 billion, mainly expended on the construction of mobile communications networks (40%, of which TD-LTE wireless network accounted for RMB30.3 billion), transmission (37%), business networks (5%), support systems (5%), buildings and infrastructure (9%) and others (4%). Capital expenditure of the Group for 2014 is budgeted at RMB225.2 billion, among which 44% will be expended on the construction of mobile communications networks (of which TD-LTE wireless network will amount to RMB74.9 billion), transmission (28%), business networks (5%), support systems (5%), buildings and infrastructure (12%) and others (6%).

Sustainable and Healthy Development

Mobile Internet has penetrated the various aspects of people's lives. It is in the midst of shaping up a new form of society. Smart devices, wireless broadband and cloud computing have seen rapid and diversified development. The commercialization of 4G, in particular, has started off the new Mobile Internet era. Facing the future, the Group will seize opportunities, adapt to market trends and focus on quality and service. The Group will actively drive operations of existing business, data traffic, corporate customers and new business development. It will actively transform its strategies and align structure, promote entrepreneurship and innovation, striving to create a new future for the enterprise, and achieve sustainable and healthy development.

FINANCIAL REVIEW



Financial Review

In 2013, faced with changes in the complex and intense operating environment, the Group accelerated the strategic transformation, concentrated efforts on the three major drivers of its operations in existing business, data traffic and corporate customer services. Revenue achieved a stable growth. With a view to maintaining sustainable development, the Group implemented the mobile Internet strategy, rationally increased input of resources and focused efforts on building up its core competitiveness, such as network quality and customer services, in order to provide customers with better experience and quality services. The Group also greatly improved its management efficiency and compressed management costs in order to continuously create value for the shareholders.

- Operating revenue was RMB630.2 billion, up by 8.3% compared to the previous year
- Profit attributable to equity shareholders of RMB121.7 billion, down by 5.9% compared to the previous year. Margin of profit attributable to equity shareholders was 19.3%
- EBITDA[1] of RMB240.4 billion, down by 5.2% compared to the previous year. EBITDA margin was 38.2%
- Basic EPS of RMB6.05, down by 5.9% compared to the previous year

1 *The Company defines EBITDA as profit for the year before taxation, share of loss of a joint venture, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.*

Financial Review

Operating Revenue

In 2013, amid the background of rapid mobile Internet development, the Group actively responded to the challenges arising from the telecommunications industry and other industries and focused its efforts on implementing strategic transformation, achieving favorable retention rates for middle-to-high-end customers, accomplishing important breakthroughs in the data traffic operation and expanding development in the corporate customer business. Apart from achieving a stable revenue growth, the revenue structure was further optimized. The operating revenue of the Group for the year reached RMB630.2 billion, representing an increase of 8.3% compared to the previous year, of which the revenue from telecommunications services was RMB590.8 billion, representing an increase of 5.4% compared to the previous year.

	2013 RMB million	2012 RMB million	Change %
Operating revenue	630,177	581,835	8.3
Revenue from telecommunications services	590,811	560,413	5.4
Voice services	355,686	368,025	(3.4)
Data services	206,886	166,348	24.4
Others	28,239	26,040	8.4
Revenue from sales of products and others	39,366	21,422	83.8

Revenue from Telecommunications Services Composition


Voice services revenue
Data services revenue
Other operating revenue
4.6%
29.7%
2012
65.7%
4.8%
35.0%
2013
60.2%

Voice Services Revenue

The voice services revenue in 2013 was RMB355.7 billion, down by 3.4% compared to the previous year. Due to the impact of the substitution effect brought on by mobile Internet, the growth of voice usage experienced a further slowdown with a total voice usage of 4.32 trillion minutes, representing an increase of 3.0% compared to the previous year. In order to alleviate the downward trend of voice services, the Group segmented the customer market and provided more attractive tariff packages in order to effectively promote voice usage and actively maintain the value of voice services and thereby, won valuable time for the Company's transformation to the mobile Internet businesses operation.

Data Services Revenue

In 2013, the data services revenue was RMB206.9 billion, representing an increase of 24.4% compared to the previous year and accounting for 35.0% of the revenue from telecommunications services, which was an increase of 5.3 percentage points compared to the previous year. With a focus on network optimization and upgrading and sales of 3G smart devices, the Group actively promoted data traffic operation and achieved remarkable results. The revenue from wireless data traffic reached RMB108.2 billion, representing an increase of 58.6% compared to the previous year and accounting for 18.3% of the revenue from telecommunications services, and has become a strong driving force of revenue growth. Mobile data traffic was 526.8 billion megabytes, up by a significant 81.8% compared to the previous year. The rapid growth of data traffic effectively mitigated the impact brought by the slowdown of SMS, MMS and other traditional data services. SMS and MMS revenue was RMB41.3 billion, down by 6.5% compared to the previous year. With the accelerated substitution by OTT businesses, the SMS usage decreased for the first time with a decrease of 1.4% compared to the previous year. With the stable growth of the Group's applications and information services, revenue reached RMB57.3 billion, representing an increase of 6.4% compared to the previous year. The growth momentum of the revenue from contents-type services such as "Migu Music", "and-Mobile Reading", "and-Mobile Video", "and-Mobile Gaming" and "and-Mobile Animation" was favorable and the information services for corporate customers also achieved a relatively fast growth.

Financial Review

Operating Expenses

As the Group is at the critical stage of the strategic transformation, the demand for input of resources in order to enhance the network capabilities and support the business development is relatively high. In 2013, the Group rationally increased input of resources for network maintenance and optimization, customer services, social channels, research and development and other areas in order to constantly consolidate and improve its core competitiveness. At the same time, the Group made tremendous efforts to promote the diligent and thrifty mantra in its business operations, strived to improve the management efficiency, compressed administrative expenses and promote a low-cost, high efficient operation. The operating expenses increased by 15.2% compared to the previous year to RMB494.5 billion, representing 78.5% of the operating revenue.

	2013 RMB million	2012 RMB million	Change %
Operating Expenses	494,528	429,105	15.2
Leased lines	18,727	9,909	89.0
Interconnection	25,998	25,140	3.4
Depreciation	104,699	100,848	3.8
Personnel	34,376	31,256	10.0
Selling expenses	91,834	80,232	14.5
Cost of products sold	61,363	41,448	48.0
Other operating expenses	157,531	140,272	12.3

Operating Expenses
(Percentage of operating revenue)


Leased lines
Interconnection
Depreciation
Personnel
Selling expenses
Cost of products sold
Other operating expenses
73.8%
1.7%
4.3%
17.4%
5.4%
13.8%
7.1%
24.1%
78.5%
3.0%
4.1%
16.6%
5.5%
14.6%
9.7%
25.0%
2012
2013

Financial Review

Leased Lines

The expenses for leased lines in 2013 were RMB18.7 billion, up by 89.0% compared to the previous year and representing 3.0% of the operating revenue. The expenses for leased lines comprised mainly the leasing fees for TD network capacity, Internet ports and "Village Connect" assets[2] and others. The TD network capacity leasing fees increased as a result of the increase in the TD network utilization rate and the growth of the relevant assets scale, and the leasing fees for Internet ports also increased as a result of the rapid development of data traffic business.

Interconnection

Interconnection expenses in 2013 increased by 3.4% compared to the previous year to RMB26.0 billion, representing 4.1% of the operating revenue. The increase in interconnection expenses was mainly due to the increase in the volume of outbound voice usage to other operators.

Depreciation

Depreciation expenses in 2013 increased by 3.8% compared to the previous year to RMB104.7 billion, representing 16.6% of the operating revenue. As the Company is at a critical stage of network upgrading and business transformation, the relevant scale of capital input is fairly large and depreciation expenses increased correspondingly due to the expansion of the assets scale. The Group has always regarded network quality as its lifeline. Faced with the 4G era and mobile Internet development, the Group is committed to providing customers with quality network services and favorable experience.

Personnel

Personnel expenses for 2013 were RMB34.4 billion, increased by 10.0% compared to the previous year, representing 5.5% of the operating revenue. In order to support the network upgrading and business development and provide customers with better quality and safer information services, the Group recruited more employees. As at 31 December 2013, the Group had a total of 197,030 employees. Personnel expenses increased accordingly with the increase in the number of personnel and the fixed increase in the social insurance expenses.

Selling Expenses

Selling expenses in 2013 increased by 14.5% compared to the previous year to RMB91.8 billion, representing 14.6% of the operating revenue. In order to effectively respond to market competition, strengthen the relationship with existing customers and middle-to-high-end customers and continuously improve customer services and satisfaction, the Group increased the investment in sales channels, customer services and other areas which led to the corresponding increase in the selling expenses.

Cost of Products Sold

Cost of products sold for 2013 were RMB61.4 billion, increased by 48.0% compared to the previous year. The Group made tremendous efforts in increasing the sale of devices, especially the sales of TD smart phones. The long-term development of the TD device supply chain has considerable potential to drive data traffic growth. Cost of products sold increased accordingly with the increase in the sale of devices.

Other Operating Expenses

In 2013, other operating expenses (consisting primarily of network maintenance expenses, operating lease charges, labor service expenses, impairment loss of doubtful accounts, asset write-offs and others) were RMB157.5 billion, up by 12.3% compared to the previous year and representing 25.0% of the operating revenue. Network maintenance and other related expenses increased due to the expanded assets scale. The network maintenance expenses were RMB46.1 billion. The number of labor sourced by third parties reached 311,920 by the end of 2013 and the related labor service expenses were RMB27.6 billion. Endeavoring to reduce costs and improve returns, the Group made tremendous efforts to promote the diligent and thrifty mantra in its business operations and implement stringent control over administrative expenses, leading to a significant decrease in the conference and travelling expenses.

---

[2] *Since 2013, the Group paid the leasing fees to the parent company for the "Village Connect" assets already constructed before 2013 and undertook the investments on any new "Village Connect" assets after 2013.*

Financial Review

Profitability

The Group continued to lead the industry in terms of profitability. The profit from operations, EBITDA and profit attributable to equity shareholders in 2013 were RMB135.6 billion, RMB240.4 billion and RMB121.7 billion, respectively. The margin of profit attributable to equity shareholders and EBITDA margin were 19.3% and 38.2%, respectively. Basic EPS was RMB6.05. The Group is committed to promoting the strategic transformation and sustainable healthy development and continuously consolidating and improving its core competitiveness in order to provide its customers with quality services and its shareholders with a favorable return.

	2013 RMB million	2012 RMB million	Change %
Profit from operations	135,649	152,730	(11.2)
Profit attributable to equity shareholders	121,692	129,274	(5.9)
EBITDA	240,426	253,646	(5.2)
Basic EPS (RMB)	6.05	6.43	(5.9)

Profit Attributable to Equity Shareholders
(RMB million)


Margin of profit attributable to equity shareholders
22.2%
19.3%
129,274
121,692
2012
2013

EBITDA
(RMB million)


EBITDA margin
43.6%
38.2%
253,646
240,426
2012
2013

Financial Review

Capital Structure, Fund Management, Cash Flow and Credit Ratings

Capital Structure

The Group's financial position continued to remain at a sound level. As at the end of 2013, the aggregate sum of the Group's long-term and short-term debts was RMB6.4 billion and its total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and total equity attributable to equity shareholders) was 0.8%. All the borrowings were denominated in RMB (consisting primarily of RMB bonds) and approximately 98.9% of the Group's borrowings were made at fixed interest rates. The Group firmly adhered to its prudent financial risk management policies and maintained sound repayment capabilities. The Group's effective average interest rate of the borrowings was 1.96% and the effective interest coverage multiple was about 434 times.

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million	Change %
Current assets	**467,189**	446,593	4.6
Non-current assets	**700,203**	605,516	15.6
Total assets	**1,167,392**	1,052,109	11.0
Current liabilities	**370,913**	297,796	24.6
Non-current liabilities	**5,755**	29,004	(80.2)
Total liabilities	**376,668**	326,800	15.3
Non-controlling interests	**1,951**	1,862	4.8
Total equity attributable to equity shareholders	**788,773**	723,447	9.0

Financial Review

Fund Management and Cash Flow

The Group consistently upheld prudent financial principles and strict fund management policies and ensured the safety and integrity of its funds through its highly centralized management of investments and financing and strict control over its investments. In order to further strengthen the safe custody of its cash, enhance efficiency of fund usage and reduce the costs of capital, the Group established its financial company, in order to continue to reinforce its centralized fund management function and make appropriate allocations of the overall funds, thereby enhancing the Group's ability to deploy internal funds effectively.

In 2013, the Group continued to maintain sustainable healthy cash flow. The Group's net cash generated from operating activities was RMB225.0 billion and its free cash flow was RMB40.1 billion. As at the end of 2013, the Group's total cash and bank balances were RMB426.7 billion, of which 99.2%, 0.2% and 0.6% were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively. The steady fund management and healthy cash flow further provided a sound foundation for the long-term development of the Group.

	2013 RMB million	2012 RMB million	Change %
Net cash generated from operating activities	**224,985**	230,709	(2.5)
Free cash flow[3]	**40,097**	103,306	(61.2)

Credit Ratings

The Group currently has a corporate credit rating of Aa3/Outlook Stable from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, which remain at levels equivalent to China's sovereign credit rating respectively. These ratings demonstrated that the Company's sound financial strength, favorable business opportunities and solid financial management have led to high market recognition.

Dividends

In view of the Group's operating results in 2013 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.615 per share for the financial year ended 31 December 2013. This is in accordance with the dividend payout ratio of 43% planned for the full financial year of 2013. This, together with the interim dividend of HK$1.696 per share that was paid in 2013, amounts to an aggregate dividend payment of HK$3.311 per share for the full financial year of 2013.

In 2014, taking into consideration various relevant factors, such as the Group's overall financial condition, cash flow generating capability and future sustainable development needs, the Company's planned dividend payout ratio for the full year of 2014 will be 43%.

The Board believes that the Company's industry-leading profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

Conclusion

In this era of intensified mobile Internet competition, the Group will endeavor to accommodate both short-term market circumstances and long-term development, strengthen its refined management, uphold prudent financial principles, strictly monitor and control financial risks, rationally allocate resources, consolidate and enhance its core competitiveness in the network, services, management, personnel and other areas, maintain its industry-leading position in profitability, a solid capital structure and a healthy cash flow in order to achieve a sustainable healthy development and continuously create value for its shareholders.

3 *The Company defines free cash flow as net cash generated from operating activities less investments incurred in capital expenditure during the year.*

Corporate Governance Report

Our goal has always been to enhance our corporate value, maintain our sustainable long-term development and generate greater returns for our shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of integrity, transparency, openness and efficiency, and have implemented sound governance structure and measures. We have established and improved various policies, internal control system and other management mechanisms and procedure for the key participants involved in good corporate governance, including shareholders, board of directors and its committees, management and staff, internal auditors, external auditors and other stakeholders (including our customers, local communities, industry peers, regulatory authorities, etc.).

In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE's listing standards.

Compliance with the Code Provisions of the Code on Corporate Governance Practices

Throughout the financial year ended 31 December 2013, the Company has complied with all code provisions of the Code on Corporate Governance Practices (the "CP"), as revised, as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

Shareholders

Our controlling shareholder is CMHK (Group), which, as of 31 December 2013, indirectly held approximately 74.07% of our share capital through a wholly-owned subsidiary, CMHK (BVI). The remaining share capital of approximately 25.93% was held by public investors.

The Memorandum and Articles of Association (the "Articles") of the Company is available on our websites and the HKEx website. In 2013, there were no significant revisions to the Articles.

Shareholder Rights

According to the Articles and Company Ordinance, Chapter 32 of the Laws of Hong Kong ("Company Ordinance"), shareholders holding the requisite voting rights may: (i) requisition to move a resolution at the AGM; (ii) requisition to convene an EGM; and (iii) propose a person other than a retiring director for election as a director at a general meeting. Such details and procedures are available in our website. Shareholders may make inquiries in writing to the Board providing sufficient contact information so that such inquiries can be properly handled. In addition, shareholders may also raise their concerns and suggestions in the Q&A session at our AGMs.

(i) Requisition to move a resolution at an AGM

We holds a general meeting as its AGM every year, which is usually held in May. A requisition to move a resolution at the AGM may be submitted by:

(i) any number of shareholders representing not less than one-fortieth (1/40th) of the total voting rights of all shareholders having the right to vote at the AGM; or

(ii) not less than 50 shareholders holding shares in the Company on which there has been paid up an average sum, per shareholder, of not less than HK$2,000. The requisition must state the resolution, and must be signed by all the requisitionists. The requisition must be deposited at 60/F, The Center, 99 Queen's Road Central, Hong Kong, our registered office (the "Registered Office"), for the attention of the Company Secretary.

Corporate Governance Report

(ii) Requisition to convene an EGM

Shareholders holding not less than one-twentieth (1/20th) of the paid-up capital of the Company which carries the right of voting at general meetings of the Company can deposit a requisition to convene an EGM pursuant to section 113 of the Companies Ordinance. The requisition must state the objects of the meeting, and must be signed by the requisitionists. The requisition must be deposited at our Registered Office for the attention of the Company Secretary.

(iii) Proposing a person other than a retiring director for election as a director at a general meeting

If a shareholder wishes to propose a person other than a retiring director for election as a director at a general meeting, he/she must lodge a written notice to that effect at our Registered Office for the attention of the Company Secretary. The written notice must state the full name and biographical details of the person proposed for election as a director. A written notice signed by the person proposed for election as a director indicating his/her willingness to be elected must also be lodged with the Company.

For including a resolution relating to other matters in a general meeting, shareholders are requested to follow the requirements and procedures as set out in section 115A of the Companies Ordinance. The detailed procedures for proposing a person for election as a director are available on our website.

Shareholder Communication

The Company uses a number of formal channels to report to shareholders the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with the relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to the shareholders, investors and the general public, and to address any questions they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the net increase in the number of customers on its website to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operations. We will continue our efforts to enhance our investor relations work.

Meetings of Shareholders

The Company also has high regard for the annual general meetings of its shareholders, and makes substantial efforts to enhance communications between the Board and the shareholders. At the annual general meetings of shareholders, the Board always makes efforts to fully address the questions raised by shareholders. In 2013, we held our annual general meeting (the "AGM") on one occasion on 30 May 2013 in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:

- The approval of the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2012 (99.9995%);
- The declaration of a final dividend for the year ended 31 December 2012 (99.9996%);
- The re-election of Mr. LI Yue, Mr. XUE Taohai and Mdm. HUANG Wenlin as directors (99.3112% to 99.4955%);
- The appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP[1] (hereinafter collectively as "PwC") as auditors of the Group for Hong Kong financial reporting and US financial reporting purposes, respectively, and authorizing the Board to fix their remuneration (99.9198%).

All resolutions were duly passed at the 2013 AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for vote-taking at the AGM. Poll results were announced at the meeting and on the web sites of the Company and the HKEx on the day of the AGM.

---

[1] *PricewaterhouseCoopers Zhong Tian LLP was formerly named PricewaterhouseCoopers Zhong Tian CPAs Limited.*

Corporate Governance Report

Shareholders' Calendar

The following table sets out the tentative key dates for our shareholders for the financial year ending 31 December 2014. Such dates are subject to change pursuant to actual situation. Shareholders should note our announcements issued from time to time.

FY 2014 Shareholders' Calendar

20 March	Announcement of final results and final dividend for the financial year ended 31 December 2013
8 April	Upload of 2013 annual report on the websites of the Company and the HKEx
9 April	Despatch of 2013 annual reports to shareholders
22 May	2014 Annual General Meeting
End of June	Payment of final dividend for the financial year ended 31 December 2013
Mid-August	Announcement of interim results and interim dividend for the six months ending 30 June 2014, if any
End of September	Payment of interim dividend for the six months ending 30 June 2014, if any

The Board of Directors and the Board Committees

The Board of Directors

The key responsibilities of the Board include, among others, formulating the Group's overall strategies, setting management targets, monitoring internal controls and financial management, supervising the performance of our management, developing and reviewing the policies and practices of corporate governance, while day-to-day operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision). Terms of Reference of its corporate governance function are available on the websites of our Company and the HKEx.

The Board currently comprises ten directors, namely Mr. XI Guohua (Chairman), Mr. LI Yue (Chief Executive Officer), Mr. XUE Taohai, Madam HUANG Wenlin, Mr. SHA Yuejia and Mr. LIU Aili as executive directors, and Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi and Mr. Paul CHOW Man Yiu as independent non-executive directors (INEDs). List of directors and their rule and function are available on the websites of our Company and HKEx. The biographies of our directors are presented on pages 14 to 18 of this annual report and on our website.

With effect from 30 May 2013, as proposed by the Nomination Committee of the Company and as reviewed and approved by the Board, Mr. Paul CHOW Man Yiu has been appointed as an independent non-executive director as well as a member of the Audit Committee of the Company.

Dr. LO Ka Shui has resigned from his positions as the Chairman and a member of the Audit Committee of the Company with effect from 30 May 2013, but remains as an independent non-executive director of the Company, the Chairman and a member of the Nomination Committee and the Remuneration Committee. As reviewed and approved by the Board, Mr. Frank WONG Kwong Shing, an independent non-executive director of the Company, has been appointed as the Chairman of the Audit Committee with effect from 30 May 2013.

Corporate Governance Report

Board meetings are held at least once a quarter and as and when necessary. During the financial year ended 31 December 2013, the Board met on four occasions and the directors' attendances at the meetings are as follows:

	Board of directors	Audit committee	Remuneration committee	Nomination committee	AGM
INEDs					
Dr. LO Ka Shui	4/4	3/3	3/3	1/1	1/1
Mr. Frank WONG Kwong Shing	4/4	5/5	3/3	1/1	1/1
Dr. Moses CHENG Mo Chi	3/4	4/5	2/3	0/1	0/1
Mr. Paul CHOW Man Yiu[2]	3/3	2/2	–	–	–
Executive directors					
Mr. XI Guohua *(Chairman)*	4/4	–	–	–	1/1
Mr. LI Yue *(CEO)*	4/4	–	–	–	1/1
Mr. XUE Taohai	4/4	–	–	–	1/1
Mdm. HUANG Wenlin	2/4	–	–	–	0/1
Mr. SHA Yuejia	4/4	–	–	–	1/1
Mr. LIU Aili	4/4	–	–	–	1/1

All board meetings and committee meetings were attended by the directors in person. The Board is responsible for performing the corporate governance duties and set out the terms of reference on corporate governance functions. The Board has met to discuss the matters relating to the corporate governance of the Company.

In 2013, the Board has adopted the Board Diversity Policy. The Board is of the view that having diversity in the Board will help the Company better understand and meet customer needs and maintain the Company's competitive advantages in the industry. In considering the composition of the Board, diversity can be considered from a number of perspectives, including professional experience and qualifications, regional and industry experience, educational and cultural background, skills, industry knowledge and reputation, knowledge of the laws and regulations applicable to the Group, gender, ethnicity, language skills and length of service etc.. Such perspectives shall be taken into account in determining the optimal composition of the Board and be considered on a case-by-case basis in light of the actual circumstances of the Company. Appointments to the Board should be made based on merits and the contributions that the individual is expected to bring to the Board, with due regards to the benefits of diversity in the Board. The Nomination Committee of the Company shall consider the Policy when making recommendations to the Board on the appointment and re-appointment of directors and monitor the implementation of this Policy on an ongoing basis.

To ensure the timely disclosure of any change of directors' personal information, the Company has set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. The Company purchases directors and officers' liabilities insurance on behalf of its directors and officers and reviews the terms of such insurance annually.

The Company and its directors (including INEDs) have not entered into any service contract with a specified length of service. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

2 *Appointed as an independent non-executive director as well as a member of the Audit Committee of the Company with effect from 30 May 2013.*

Corporate Governance Report

In 2014, the Company has received a confirmation of independence from each of our INEDs, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi and Mr. Paul CHOW Man Yiu, and considers them to be independent. The Board is of the view that they not only can completely fulfill their responsibilities as an INED, but also will continue to play a role and contribute to our Board Committees. They being our INEDs will benefit the Company and all shareholders as a whole.

The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 14 to 18 of this annual report and on the Company's website. The Company has also received acknowledgements from the directors of their responsibility for preparing the financial statements and the representation by the auditors of the Company about their reporting responsibilities.

All our directors confirm they have complied with New CP A.6.5 with respect to directors' training with effect from 1 April 2012. Throughout the financial year ended 31 December 2013, we have provided a training session with respect to The U.S. Foreign Corrupt Practices Act and Board Diversity.

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Save and except for the interests disclosed in the report of the directors on pages 59 to 62 of this annual report, none of the directors had any other interest in the shares of the Company as of 31 December 2013. All directors have confirmed, following enquiry by the Company, that they have complied with the Model Code during the period between 1 January 2013 and 31 December 2013.

The Board Committees

The Board currently has three principal board committees, which are the Audit Committee, the Remuneration Committee and the Nomination Committee, and all of which are comprised solely of independent non-executive directors. Each of the board committees operates under its written terms of reference. In 2013, the terms of reference of our Audit Committees were revised and available on the HKEx's and the Company's websites, and can be obtained from the Company Secretary upon written request.

Corporate Governance Report

AUDIT COMMITTEE

Membership

The current members of the Company's Audit Committee are Mr. Frank WONG Kwong Shing (chairman), Dr. Moses CHENG Mo Chi and Mr. Paul CHOW Man Yiu, who are all independent non-executive directors. All members of our Audit Committee have many years of finance and business management experience and expertise and appropriate professional qualifications.

Responsibilities

The duties of our Audit Committee are to be primarily responsible for, among other things, making recommendations to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors, dealing with any questions of resignation or dismissal of such auditors; reviewing and monitoring external auditors' independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; developing and implementing policies on the engagement of external auditors to provide non-audit services; monitoring the integrity of financial statements of the Company and the annual reports and accounts, interim report and, if prepared for publication, quarterly reports, and reviewing significant financial reporting judgments contained in them; and overseeing the Company's financial reporting system and internal control procedures.

Work Done in 2013

In 2013, the Audit Committee met on five occasions and the attendance of each member is disclosed on page 46 of this annual report. In addition, the Audit Committee met three times with the external auditors in 2013 and two of such meeting was held without any executive directors being present.

In 2013, the Audit Committee:

- reviewed and approved the financial statements and results announcement, the report of the directors, financial review and final dividend for the financial year ended 31 December 2012;
- reviewed and approved our 2012 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission ("US SEC");
- reviewed and approved the interim report, interim results announcement and interim dividend for the six months ended 30 June 2013;
- reviewed and approved the budgets and remuneration of the external auditors;
- reviewed and approved the revised Terms of Reference of the Audit Committee;
- reviewed and approved the assessment report on the disclosure controls and procedures;
- reviewed and approved the 2012 assessment report in relation to effectiveness of compliance with section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act");
- reviewed and approved the 2013 project plan of internal audit department and budget for external engagement;
- reviewed and approved the compliance with relevant laws and regulations in 2012;
- reviewed and approved various internal audit reports;
- reviewed and approved the change of external auditors;
- reviewed and approved the adjustment of audit committee.

Corporate Governance Report

REMUNERATION COMMITTEE

Membership

The current members of the Company's Remuneration Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The duties of the Remuneration Committee are, among others, to make recommendations to the Board on the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of non-executive directors; to review and approve the management's remuneration proposals with reference to corporate goals and objectives resolved by the Board from time to time; to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment, and compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms; to ensure that no director or any of his associates is involved in deciding his own remuneration; to make recommendations to the Board on the policy and structure for remuneration of all directors, senior management and employees including salaries, incentive schemes and other share option schemes, and on the establishment of formal and transparent procedures for developing remuneration policy; to make recommendations to the Board on disclosure of directors' remuneration in the annual report (if applicable) sent by the Board to the shareholders; to make recommendations to the Board annually on whether the shareholders shall be requested to approve the policies set out in the report on directors' remuneration (if applicable) at the AGM.

Work Done in 2013

In 2013, the Remuneration Committee met three times, during which the committee:

- reviewed and approved the 2012 performance-linked annual bonus of the senior management;
- reviewed and approved the revised performance-linked annual bonus appraisal KPI for senior management; and
- reviewed and approved the remuneration of Mr. Paul Chow Man Yiu, the independent non-executive director of the Company.

NOMINATION COMMITTEE

Membership

The current members of the Company's Nomination Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The duties of the Nomination Committee, among other things, are to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the corporate strategy; to identify individuals suitably qualified to become board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships; to assess the independence of independent non-executive directors; to make recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer.

Work Done in 2013

In 2013, the Nomination Committee met once, during which the committee reviewed and approved the appointment of Mr. Paul Chow Man Yiu as the independent non-executive director of the Company.

Corporate Governance Report

Remuneration, Appointment and Rotation of Directors

The Remuneration Committee is responsible for determining the remuneration packages of all executive directors and senior management. At present, the cash portion of our senior management's remuneration consists of a fixed monthly salary and a performance-linked annual bonus. The award of the performance-linked annual bonus is correlated to the attainment of key performance indicators or targets. In 2013, the Remuneration Committee reviewed and approved the revised performance-linked annual bonus appraisal KPI for senior management.

In terms of long-term incentives, the Company has adopted a share option scheme. Depending on their ranking, members of the management are awarded different numbers of share options. The remuneration of non-executive directors is determined in part by reference to the prevailing market conditions and their workload as non-executive directors and members of the board committees of the Company. Please refer to note 9 to the financial statements on page 97 of this annual report for directors' and senior management's remuneration in 2013.

Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of non-executive directors, importance is attached to the individual's independence as well as his or her experience and expertise in finance and business management. The Nomination Committee, taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board, identifies, reviews and nominates, with diligence and care, individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment. In 2013, the nomination and appointment of Mr. Paul CHOW Man Yiu was conducted in accordance with the above standards and procedures. His remuneration was determined with reference to his duties, responsibilities and experience, and to prevailing market conditions.

All newly-appointed directors receive a comprehensive induction of directors' duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to re-election by shareholders at the first annual general meeting after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years.

Management and Employees

The task of the Company's management is to implement the strategy and direction as determined by the Board, and to take care of day-to-day operations and functions of the Company. The division of responsibilities among our chief executive officer and other members of the senior management is set out in the biographies of directors and senior management on pages 14 to 18 of this annual report and on the Company's website.

Our management is required to adhere to certain business principles and ethics while performing management duties. For the purpose of promoting honest and ethical conducts and deterring wrongdoings, the Company, in 2004, adopted a code of ethics, which is applicable to our chief executive officer, chief financial officer, deputy chief financial officer, assistant chief financial officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. In the event of a breach of the code of ethics, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. Securities and Exchange Commission as an exhibit to our annual report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from our website.

Our management provides monthly updates to board members giving the latest development of the Company to enable them to discharge their duties.

In recent years, there were incidents of violations of laws and discipline by some management personnel of the Company which had caused certain adverse impact on the Company. To prevent and discipline corruption, we further refined our management system and business processes to improve internal control and prevent risks, enhancing anti-corruption education. We further revised and improved our decision-making policies and implementation method, refined our major issue catalogue and criteria to prevent risks in decision-making. We strengthened the inspection mechanism, especially on key areas such as procurement biddings to look for loopholes in our management system and resolve them and urge for honest operation, healthy development, good performance and shareholders' interests protection.

Corporate Governance Report

Internal Audit

The internal audit department of the Company conducts independent and objective supervision and assessment and provides consulting services in respect of the appropriateness, compliance and effectiveness of the Company's operational activities and internal controls by applying systematic and standardized auditing procedures and methods. The internal audit department also assists the Company in improving the effectiveness of corporate governance, risk management and control process, with an aim to increasing its corporate value, improving its operations, promoting its sustainable and healthy development as well as contributing to the achievement of its strategic objectives.

The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the internal audit department of the Company directly reports to the Audit Committee which, in turn, reports to the Board regularly. The internal audit departments have unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of performing their duties.

The internal audit department of the Company establishes an internal audit scope and framework and carries out risk investigations on an annual basis. According to the results of the risk investigations, the internal audit department formulates an internal audit project rolling plan and an annual audit plan and, together with the Audit Committee, reviews and approves the annual audit plan and resources allocation. The annual audit plan of the internal audit department covers various areas, namely financial audit, internal control audit, risk assessment, audit investigation and consultancy services. For financial audit, the internal audit department audits and assesses the truthfulness, accuracy, compliance and efficiency of the Company's financial activities and financial information as well as the management and utilization of the Company's capital and assets. For internal control audit, the internal audit department audits and assesses the effectiveness in the design and implementation of the Company's internal control system. According to the requirements under section 404 of the SOX Act, the internal audit department of the Company organizes and performs internal audit assessment on the internal control over financial reporting of the Company on an annual basis, providing assurance for the Company's management in its issuance of the internal control assessment report. At the same time, the internal audit department carries on special projects and investigations in response to requests from the Company's management or the Audit Committee or if otherwise required. In addition, without prejudice to its independence, if requested by the Company's management and as required by business needs, the internal audit department provides management advice or consultancy services by making use of audit resources and audit information to facilitate the Company's decision-making and operational management.

The internal audit department makes improvement recommendations in respect of its findings in the course of the audits and requests the management to undertake and to confirm the implementation plan, the methods and the timing. It regularly monitors the status of the implementation of the recommendations to ensure their completion.

In 2013, the internal audit department attached great importance to the quality and effectiveness of the Company's development focusing on audit hot issues, and effectively executed and supervised the rectification in relation to the audit report of the National Audit Office to improve the efficiency and value of our audit:

- focused on more prominent issues such as procurement tenders risks, construction projects, cooperative business. Meanwhile, strengthened the audit and supervision of customer club management, employee benefits, post consumption and others to reveal and effectively plug loopholes in high-risk and key areas.

- Organized the special spam messages inspection work within the Group, focusing on implementation of the relevant rules and policies to promote the execution of rectification measures in each unit.

Corporate Governance Report

- Paid more attention to the quality and effectiveness of the Company's development, carried out the evaluation of the effectiveness of implementation of existing customers and business, data traffic, corporate customer services and other strategic measures to promote the results audit and ensure our healthy operation.
- Leveraging the internal audit advantages to oversee the contract management, internal control system, customer point mall operations, Internet access and other risks by means of systematic and disciplined approaches, conducted audits and evaluations on various procedures to promote process control optimization.
- The Internal Audit Department has been studying establishing an audit accountability mechanisms and issued the "China Mobile Audit Rectification and Accountability Management Approach", clarifying the responsibilities of relevant departments in the rectification and accountability process of audit issues, combing and standardized the audit accountability process, to effectively promote the rectification of problems found in audits and achieve the closed-loop management of audit.

External Auditors

The Group engaged PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as statutory auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, in 2013. The Company made an announcement on 14 March 2013 in relation to the proposed change of auditors, and the appointment of which was passed by poll at our AGM held on 30 May 2013. In 2013, the principal services provided by PwC included:

- review of interim consolidated financial statements of the Group;
- audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and
- audit of the effectiveness of the Group's internal control over financial reporting.

Apart from providing the above-mentioned audit services to the Group, in 2013, PwC also provided other non-audit services to the Group, which were permitted under section 404 of the SOX Act and pre-approved by the Audit Committee.

The following table sets forth the types of, and fees for, the principal audit services and non-audit services provided by PwC in 2013 and KPMG in 2012 to the Group (please refer to note 6 to financial statements for details):

	2013	2012
	RMB million	RMB million
Audit fees[3]	**85**	87
Non-audit services fees[4]	**7**	14

3 *Including the fees rendered for the audit of internal control over financial reporting as required by section 404 of the SOX Act.*

4 *Including the fees for tax services, section 404 of the SOX Act advisory services, risk assessment and other IT related advisory services.*

Corporate Governance Report

Other Stakeholders

Good corporate governance practices require due attention to the impact of our business decisions on our shareholders as well as other relevant stakeholders such as customers, local communities, industry peers and regulatory authorities. Our sustainability report for the year of 2013 (the "Sustainability Report"), which is issued together with this annual report, highlights our philosophy of corporate social responsibility and our performance in the areas of social and environmental management in 2013. This annual report and the Sustainability Report illustrate our efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to our employees, customers, environment, local communities and other stakeholders.

In 2013, we were recognized on the Dow Jones Sustainability Emerging Markets Index, and had been on the DJSI family for the sixth consecutive year.

Internal Controls

The Board conducts regular reviews of the effectiveness of the Group's internal controls to reasonably ensure that the Company is operating legally and that the assets of the Company are safeguarded and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public.

According to the provisions under section 404 of the SOX Act, our management is responsible for establishing and maintaining internal control over financial reporting. We adopted the control criteria framework set out in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and in compliance with requirements under the CP issued by HKEx, in establishing a stringent internal control system over financial reporting, and refined the routine management mechanism of internal controls.

We established a sound corporate governance structure and a top-down organizational structure from the Board to the specific positions with respective internal control duties. Our Audit Committee under the Board is responsible for, among other things, monitoring the Company's financial reporting procedures, internal controls and risk management. The Company reports on a annual basis about our internal control systems and practices to receive guidance and supervision from Audit Committee.

We established a three-tier internal control system of "top level internal control system, the internal control professional system and the internal control practices guidelines", which brought the control requirements to the whole process of the marketing, production and management. Stressing for the integration of internal control management and business operations, we strive to focus on high risk and key management areas from the view of business and by means of risk evaluation to integrate internal control enforcement into our day-to-day business activities. Meanwhile, to enforce internal controls, we assigned specific responsibilities to individuals and input the control requirements in our IT systems. And through multiple internal and external supervision and inspections, including self-examination, management tests, external audit, etc., we effectively improved the execution efficiency and effectiveness of our internal controls.

Based on the evaluation conducted by the management of the Company, the management believes that, as of 31 December 2013, the Company's internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.

All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company's management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company's disclosure controls and procedures, and concluded that, as of 31 December 2013, the Company's disclosure controls and procedures were effectively executed at a reasonable assurance level.

Corporate Governance Report

Summary of Significant Differences Between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the NYSE's Listing Standards

As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.

In accordance with the requirements of section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least one-third of its board be independent non-executive directors as determined under the Hong Kong Listing Rules. The Company has 4 independent non-executive directors out of a total of 10 directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that our Chairman should hold meetings at least annually with the non-executive directors (including INEDs) without the presence of executive directors.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. Our Board is responsible for performing the corporate governance duties, including developing and reviewing our policies and practices of corporate governance.

Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company's principal executive officers, principal financial officers, principal accounting officers or persons performing similar functions.

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company's chief executive officer is not required, under the applicable Hong Kong law, to make similar certifications.

Continuous Evolvement of Corporate Governance

We will closely study the development of corporate governance practices among the world's leading corporations, future evolution of the relevant regulatory environment and the requirements of the investors on an ongoing basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.

Human Resources Development

In 2013, in view of the need for strategic transformation and business development of the Group, our human resources work endeavored to satisfy the requirements arising from the strategic transformation, reform and innovation and healthy development and emphasized exploration and results achievement. Throughout the whole year, our human resources work focused on mechanism reform and innovation. In order to provide human resources and organizational support for sustainable development, the Group strived to enhance labor management, improve the diversified incentive mechanism, stimulate talent vitality, continuously optimize the human resources management system and procure a more systematic, integrated and coordinated work system.

In 2013, the Group focused on strategic planning and enhanced the support for our strategic transformation capabilities through different measures including implementing assessment of the human resource management of the 31 provincial subsidiaries in order to guide various units to rectify defects in capability and improve management standards, while optimizing the organizational structure to support the our specialized operations, continuously promoting human resources management enhancement activities and implementing and promoting the quantitative performance-based remuneration system and HRMS data quality assurance system in order to enhance the efficiency of human resources management.

The Group strengthened its human resources and labor management and improved the efficiency of its human resources allocation, which included the adoption of the 2013 Human Resources and Labor Management Plan and providing guidance for various units to properly conduct job management, thereby ensuring that various units would have the required solutions and benchmarks for their human resources allocation. The Group also optimized the structure of the management team with the completion of the evaluation and re-designation of 83 managers from 43 units (departments). The Group also improved the job rotation system for the management team, stipulating that the term for which key managers serve at the same position within the provincial subsidiary level (district and city levels) should not exceed a designated period of time.

In respect of optimizing the incentive mechanism and promoting the quantitative performance-based remuneration system, the Group formulated guidance for the implementation of the quantitative performance-based remuneration system for sales staff, such as call centre employees, corporate account managers and telesales managers. As at the end of 2013, the quantitative performance-based remuneration system covered all the sales employees, call centre employees, corporate account managers and telesales managers, and a pilot project was launched for the front-line network employees, adequately motivating the commitment of front-line employees and enhancing our sale capabilities and service quality.

In order to further optimize the training system and improve team capabilities, the Group organized the current year training results assessments and also conducted a training needs survey for 2014 within the whole Group. The Group also enhanced the internal trainer management system and establishment of the training curriculum system, and strived to encourage the building up and sharing of training resources. With the capacity expansion of the online university being completed and the enabling of remote log-in, the value contributed by the online university was exemplified. In 2013, the number of people who logged in to and studied at the online university reached 330,000 people, with an average study time of 25 hours per person. Mobile School was launched offering a total of 232 courses and 690 pieces of news and information, and nearly 100,000 people logged in and studied for a total of 222,026 person-times.

In 2014, the Group will continue to face intense market competition and challenges which highlight the need to continuously focus on the three key areas of strategic transformation, reform and innovation and healthy development. The Group will firmly embrace its strategic work, with stimulating vitality and improving efficiency as the focus, transformation and structural adjustment as the theme, reform, innovation and management improvement as reliance and enhancing human resources and labor management, optimizing the system in recruitment and allocation, establishing a diversified incentive mechanism and perfecting human resources management as key tasks. In order to provide strong human resources support and organizational security for our strategic transformation and sustainable development, the Group will focus on the key issues, identify areas requiring major efforts, further innovate the work methodology, improve the pace of response, enhance work standardization, systematization and coordination and properly handle the interactions among the need for reform, development and stability.

Report of Directors

The directors take pleasure in submitting their annual report together with the audited consolidated financial statements for the year ended 31 December 2013.

Principal Activities

The Group's principal activity is providing mobile telecommunications and related services in 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

Major Customers and Suppliers

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2013.

Purchases from the largest supplier for the year represented 11% of the Group's total purchases. The five largest suppliers accounted for an aggregate of 28% of the Group's purchases in 2013. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year ended 31 December 2013 have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

Subsidiaries, Associates and Joint Venture

Particulars of the Company's subsidiaries, the Group's associates and joint venture as at 31 December 2013 are set out in notes 19, 20 and 21, respectively, to the consolidated financial statements.

Financial Statements

The profit of the Group for the year ended 31 December 2013 and the financial conditions of the Company and the Group as at that date are set out in the consolidated financial statements on pages 73 to 140.

Dividends

The Board believes that the Company's industry-leading profitability and healthy cash flow generating capabilities will be able to support the future sustainable development, while providing shareholders with a favourable return. In view of the Group's operating results in 2013 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.615 per share for the financial year ended 31 December 2013 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2013. This, together with the interim dividend of HK$1.696 per share that was paid in 2013, amounts to an aggregate dividend payment of HK$3.311 per share for the full financial year of 2013. Taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and the need for future sustainable development, the Company's planned dividend payout ratio for the full year of 2014 will be 43%.

Donations

Donations made by the Group during the year amounted to RMB67,661,542 (2012: RMB46,935,037).

Report of Directors

Property, Plant and Equipment

Changes to the property, plant and equipment of the Group and the Company during the year ended 31 December 2013 are set out in note 14 to the consolidated financial statements.

Share Capital and Share Option Schemes

Details of the Company's share capital and share option scheme are set out in note 36 to the consolidated financial statements and the paragraph "Share Option Schemes" below, respectively.

Bonds

Details of the bonds of the Group are set out in note 33 to the consolidated financial statements.

Reserves

Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Changes to the reserves of the Company during the year are set out in note 36 to the consolidated financial statements.

Directors

The directors during the financial year were:

Executive directors:

XI Guohua *(Chairman)*
LI Yue
XUE Taohai
HUANG Wenlin
SHA Yuejia
LIU Aili

Independent non-executive directors:

LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi
Paul CHOW Man Yiu (appointed on 30 May 2013)

Report of Directors

In accordance with Article 97 of the Company's Articles of Association, Mr. XI Guohua, Mr. SHA Yuejia, Mr. LIU Aili and Dr. LO Ka Shui will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Mr. Paul CHOW Man Yiu, who was appointed as a director of the Company by the Board on 30 May 2013, holds office until the date of the forthcoming annual general meeting of the Company and, being eligible, offers himself for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages 14 to 18. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraphs headed "Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures" and "Share Option Schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO").

Dr. LO Ka Shui was appointed as an independent non-executive director of the Company since April 2011. He has over 30 years of business experience in Hong Kong and overseas and is a highly valued and respected member of the Board. He is also a chairman and member of each of the Remuneration Committee and Nomination Committee. Each year, Dr. LO Ka Shui provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Hong Kong Listing Rules and the Board believes that Dr. LO Ka Shui is independent. The Board also believes that he is able to discharge his duties as an independent non-executive director of the Company and will also continue to contribute to the various committees of the Board. Accordingly, the Board is of the view that the re-election of Dr. LO Ka Shui as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non-full years' service. For the financial year ended 31 December 2013, Mr. XI Guohua, Mr. SHA Yuejia and Mr. LIU Aili received annual remuneration, including retirement scheme contributions, of HK$1,461,000, HK$1,196,000 and HK$1,196,000, respectively, plus a discretionary bonus as determined by the Board with respect to the director's performance. Dr. LO Ka Shui is also entitled to a director's fee plus an annual fee of HK$399,000 as a chairman and member of each of the Audit Committee (pro rata from 1 January 2013 to 30 May 2013), Remuneration Committee and Nomination Committee. In addition, Mr. Paul CHOW Man Yiu (pro rata from 30 May 2013) is entitled to a director's fee plus the fees as a member of the Audit Committee of HK$194,000. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

Report of Directors

Directors' Interests in Contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2013, the interests and short positions of the directors in the shares and underlying shares of the Company (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers are set out below.

Certain directors of the Company personally held ordinary shares of the Company. Details of the directors' holding of ordinary shares of the Company as at 31 December 2013 are as follows.

Director	Capacity	Ordinary shares held	Percentage of the issued share capital[1]
LO Ka Shui	Beneficial owner	400,000	0.00%
	Interest of controlled corporation	300,000	0.00%
Frank WONG Kwong Shing	Beneficial owner	250,000	0.00%

Note:

1. Based on 20,102,539,665 ordinary shares of the Company in issue as at 31 December 2013, and rounded off to two decimal places.

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Please refer to the paragraph headed "Share Option Schemes" below for details of the interests of the directors in such share options. The share options were granted to the directors pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2013, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO or any interests required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Report of Directors

Share Option Schemes

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, a share option scheme (the "Scheme") was adopted to replace an old share option scheme adopted on 8 October 1997 (the "Old Scheme") and the Old Scheme was terminated. The Scheme shall be valid and effective for a period of 10 years commencing on its adoption date after which period no further options to subscribe for shares of the Company will be granted. The Scheme ceased to be valid and effective on 24 June 2012 and accordingly, no further share options will be granted under the Scheme. However, the provisions of the Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted under the Scheme prior to the expiry of the 10-year period and which may become thereafter capable of being exercised under the rules of the Scheme.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the executive directors, non-executive directors and employees of the Company, any of its holding companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "Participants"), thereby incentivizing the Participants. Under the Scheme, the Board may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the Schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Scheme will not be counted for the purpose of calculating this 10% limit.

The total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company. The consideration payable for the grant of each option under the Scheme is HK$1.00.

The exercise price of the options granted under the Scheme is determined by the Board at its discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share in the Company;

(ii) the closing price of the shares in the Company on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares in the Company on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

Under the Scheme, the term of the option is determined by the Board at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted.

No share options were granted or cancelled under the Scheme during the year ended 31 December 2013.

As at 31 December 2013, the directors and chief executive of the Company and the employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Scheme.

Report of Directors

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Directors						
LI Yue	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
XUE Taohai	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
SHA Yuejia	82,575	82,575	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LIU Aili	82,600	82,600	28 October 2004	–	–	22.75
	141,500	141,500	8 November 2005	–	–	34.87
Moses CHENG Mo Chi	400,000	400,000	8 November 2005	–	–	34.87
Employees	115,416,275	113,418,420	28 October 2004	125,325	1,872,530	22.75
	475,000	475,000	21 December 2004	–	–	26.75
	268,565,399	268,025,464	8 November 2005	213,400	326,535	34.87
		385,273,559 (Note (a))				

Report of Directors

Notes:

(a) The total number of shares involved in the options outstanding at the end of the year represents 1.91% of the issued share capital of the Company as at the date of this annual report.

(b) No options to subscribe for shares in the Company were granted to the directors of the Company in 2013.

(c) Particulars of share options:

Date of grant	Exercise period
28 October 2004	28 October 2005 to 27 October 2014 (in respect of 40% of the options granted) 28 October 2006 to 27 October 2014 (in respect of 30% of the options granted) 28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2014 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)
8 November 2005	8 November 2006 to 7 November 2015 (in respect of 40% of the options granted) 8 November 2007 to 7 November 2015 (in respect of 30% of the options granted) 8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)

Details of share options exercised during the year:

Period during which share options were exercised	Exercise price HK$	Weighted average closing price per share immediately before dates of exercise of options HK$	Proceeds received HK$	Number of shares involved in the options
2 January 2013 to 31 December 2013	22.75	84.38	42,600,058	1,872,530
2 January 2013 to 30 December 2013	34.87	84.13	11,386,275	326,535

Share Option Scheme of Aspire Holdings Limited ("Aspire")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "Aspire Scheme") was adopted by the Company.

The Aspire Scheme is valid and effective for a period of 10 years commencing on its adoption date after which period no further options to subscribe for shares of Aspire will be granted. The Aspire Scheme ceased to be valid and effective on 24 June 2012 and accordingly, no further options will be granted under the Aspire Scheme. However, the provisions of the Aspire Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted under the Aspire Scheme prior to the expiry of the 10-year period and which may become thereafter capable of being exercised under the rules of the Aspire Scheme.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "Aspire Participants"), thereby incentivizing the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "Aspire Shares").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10% of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10% limit. As at 31 December 2013, the total number of shares which may be issued on the exercise of the outstanding options granted under the Aspire Scheme was 93,964,582 representing 10% of the issued share capital of Aspire as at the date of this annual report. The total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options is determined by the board of directors of Aspire at its discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20% to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10% of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the board of directors of Aspire at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions on the options under the Aspire Scheme:

(i) 50% of any options granted are exercisable: (a) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (b) after listing of Aspire, whichever is later; and

(ii) the remaining 50% of such options are exercisable 3 years after the initial 50% of the options become exercisable.

Report of Directors

As at 31 December 2013, the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Exercise price US$
Employees of Aspire*	3,420,000	–	18 February 2003	(Note 2)	3,420,000	0.298
	160,000	–	18 April 2003	(Note 2)	160,000	0.298
	1,280,000	–	16 September 2003	(Note 2)	1,280,000	0.298
	775,000	725,000	18 March 2004	(Note 2)	50,000	0.298
	45,000	45,000	28 May 2004	(Note 2)	–	0.298
		770,000 (Note (1))				

* During the year ended 31 December 2013, no share options have been granted under the Aspire Scheme to any of the directors or chief executive of the Company.

Notes:

(1) The total number of shares involved in the options outstanding at the end of the year represents 0.08% of the issued share capital of Aspire as at the date of this annual report.

(2) (a) The initial 50% of the options granted to a particular employee are exercisable between the period:

– commencing on the later of:

(i) 2 years after the commencement of employment of that employee or the option offer date (as the case may be); or

(ii) the listing of the shares of Aspire; and

– ending on the date falling 10 years from the option grant date; and

(b) the remaining 50% of such options shall be exercisable between the period commencing 3 years after the initial 50% of the options become exercisable and ending on the date falling 10 years from the option grant date.

None of the directors of Aspire had any personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme at the beginning and at the end of the year ended 31 December 2013.

No options were granted or exercised under the Aspire Scheme during the year ended 31 December 2013. Share options involving 4,910,000 Aspire Shares have lapsed during the year ended 31 December 2013.

The options granted are not recognized in the financial statements until they are exercised. Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Hong Kong Listing Rules.

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares in or debentures of the Company or any other body corporate.

Report of Directors

Pre-IPO Share Option Scheme of China Mobile Hong Kong Company Limited

Pursuant to a resolution passed by the shareholders of China Mobile Hong Kong Company Limited (formerly known as China Mobile Peoples Telephone Company Limited) ("CMHK") on 4 March 2004, the pre-IPO share option scheme (the "CMHK Pre-IPO Scheme") was adopted to incentivize the then employees of CMHK.

No share options were granted under the CMHK Pre-IPO Scheme after the listing of CMHK on 31 March 2004 and no further share options will be granted under the CMHK Pre-IPO Scheme. There were 70,000 shares covered by the share options granted under the CMHK Pre-IPO Scheme which were outstanding at the beginning and at the end of the financial year ended 31 December 2013. All the share options outstanding at the beginning of the year ended 31 December 2013 were granted to employees of CMHK on 11 March 2004, and the exercise price was HK$4.55 per share, being the offer price of the shares of CMHK at the time of its initial public offering. All outstanding share options granted under the CMHK Pre-IPO Scheme have been vested. Grantees of the outstanding share options are entitled to exercise the share options from 11 March 2005 to 10 March 2014. No share options granted under the CMHK Pre-IPO Scheme have been exercised during the year ended 31 December 2013. No share options were cancelled or lapsed during the year ended 31 December 2013. The share options outstanding as at 31 December 2013 were held by 7 individuals, 6 of whom have left the employment of CMHK.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2013 amounting to 5% or more of the ordinary shares in issue:

		Ordinary shares held		Percentage of total issued share capital
		directly	indirectly	
(i)	China Mobile Communications Corporation ("CMCC")	–	14,890,116,842	74.07%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	–	14,890,116,842	74.07%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	–	74.07%

Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 31 December 2013, no persons, other than a director or chief executive of the Company, had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

Report of Directors

Connected Transactions

Continuing Connected Transactions

Details of the continuing connected transactions are set out in note 37 to the consolidated financial statements.

For the financial year ended 31 December 2013, the following continuing connected transactions (the "Continuing Connected Transactions") have not exceeded their respective upper limits:

(1) rental and property management service charges paid by the Group to CMCC did not exceed RMB1,500 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable;

(2) telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers paid by the Group to CMCC did not exceed RMB3,500 million. The telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates; the charges in respect of the "Village Connect" project and the construction of the TD-SCDMA network payable by CMCC and its subsidiaries to the Group did not exceed RMB2,400 million;

(3) settlement charges paid by the Company to China TieTong Telecommunications Corporation ("TieTong"), a wholly-owned subsidiary of CMCC, in respect of calls made or received by their respective customers did not exceed RMB700 million and the settlement charges received by the Company from TieTong in respect of calls made or received by their respective customers were below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The rates for the settlement charges payable and receivable by the Company to and from TieTong are based on the previous interconnection settlement agreements entered into between TieTong and CMCC;

(4) leasing fees paid by the Company to CMCC for the leasing of the TD-SCDMA network capacity by the Company from CMCC did not exceed RMB6,000 million. The leasing fees are determined on a basis that reflects the Group's actual usage of CMCC's TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity;

(5) service charges paid by the Company to CMCC for the agency services regarding sales channel utilization and for the cooperation in the provision of basic telecommunications services (such as fixed-line phone services, fixed-line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) ("Basic Telecommunications Services") and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) ("Value-Added Telecommunications Services") to customers of the Company under the Telecommunications Services Cooperation Agreement did not exceed RMB4,000 million. The aggregate amount of the charges received by the Company for the services provided to CMCC under the Telecommunications Services Cooperation Agreement did not exceed RMB1,000 million. The service charges for agency services are determined with reference to market prices after taking into consideration the actual volume of agency services provided by CMCC and performance indicators such as total sales being recognized and additional number of subscribers acquired as a result of the provision of agency services by CMCC. The service charges in respect of business cooperation are determined with reference to, after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided and the resources and investment contributed, the government fixed price or the government guidance price if there is no government fixed price and where there is neither a government fixed price nor a government guidance price, the market price. Where none of the foregoing prices is applicable, the price is to be agreed between the parties and determined on a cost-plus basis; and

(6) leasing fees paid by the Company to CMCC for the leasing of telecommunications network operation assets by the Company from CMCC did not exceed RMB13,000 million. The leasing fees are determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network operation assets. The aggregate amount of leasing fees received by the Company from CMCC under the Network Assets Leasing Agreement was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules.

Report of Directors

The transactions referred to in paragraph (1) above were entered into pursuant to the 2011–2013 property leasing and management services agreement dated 21 December 2010 between the Company and CMCC (the "2011–2013 Property Leasing Agreement"). The Company announced the entering into and the terms of the 2011–2013 Property Leasing Agreement on 21 December 2010. The 2011–2013 Property Leasing Agreement expired on 31 December 2013 and the arrangements under the agreement have been renewed by way of the parties to such agreement entering into the 2014–2016 property leasing and management services agreement which has a term of three years commencing on 1 January 2014.

The transactions referred to in paragraph (2) above were entered into pursuant to the 2011–2013 telecommunications services agreement dated 21 December 2010 between the Company and CMCC (the "2011–2013 Telecommunications Services Agreement"). The Company announced the entering into and the terms of the 2011–2013 Telecommunications Services Agreement on 21 December 2010. The 2011–2013 Telecommunications Services Agreement expired on 31 December 2013 and the arrangements under the agreement have been renewed by way of the parties to such agreement entering into the 2014–2016 telecommunications services agreement which has a term of three years commencing on 1 January 2014.

The transactions referred to in paragraph (3) above were entered into pursuant to the tripartite agreement among the Company, CMCC and TieTong dated 13 November 2008 (the "Tripartite Agreement"). The entering into of the Tripartite Agreement was announced by the Company on 13 November 2008. The Tripartite Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; (iii) on 6 December 2011 for a period of one year from 1 January 2012; (iv) on 12 December 2012 for a period of one year from 1 January 2013; and (v) on 15 August 2013 for a period of one year from 1 January 2014.

The transactions referred to in paragraph (4) above were entered into pursuant to the network capacity leasing agreement between the Company and CMCC dated 29 December 2008 (the "Network Capacity Leasing Agreement"). The entering into of the Network Capacity Leasing Agreement was announced by the Company on 29 December 2008. The Network Capacity Leasing Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; (iii) on 6 December 2011 for a period of one year from 1 January 2012; (iv) on 12 December 2012 for a period of one year from 1 January 2013; and (v) on 15 August 2013 for a period of one year from 1 January 2014.

The transactions referred to in paragraph (5) above were entered into pursuant to the telecommunications services cooperation agreement between the Company and CMCC dated 6 November 2009 (the "Telecommunications Services Cooperation Agreement"). The entering into of the Telecommunications Services Cooperation Agreement was announced by the Company on 6 November 2009. The Telecommunications Services Cooperation Agreement has been renewed and announced by the Company (i) on 21 December 2010 for a period of one year from 1 January 2011; (ii) on 6 December 2011 for a period of one year from 1 January 2012; (iii) on 12 December 2012 for a period of one year from 1 January 2013; and (iv) on 15 August 2013 for a period of one year from 1 January 2014.

The transactions referred to in paragraph (6) above were entered into pursuant to the telecommunications network operation assets leasing agreement between the Company and CMCC dated 18 August 2011 (the "Network Assets Leasing Agreement"). The entering into of the Network Assets Leasing Agreement was announced by the Company on 18 August 2011. The Network Assets Leasing Agreement has been renewed and announced by the Company (i) on 6 December 2011 for a period of one year from 1 January 2012; (ii) on 12 December 2012 for a period of one year from 1 January 2013; and (iii) on 15 August 2013 for a period of one year from 1 January 2014.

CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. TieTong is a wholly-owned subsidiary of CMCC and therefore, a connected person of the Company. Accordingly, all the transactions referred to in paragraphs (1) to (6) above constitute connected transactions for the Company under the Hong Kong Listing Rules.

Report of Directors

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company were engaged to report on the Group's Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their findings and conclusions in respect of the Continuing Connected Transactions in accordance with Rule 14A.38 of the Hong Kong Listing Rules. Those Continuing Connected Transactions:

(A) have received the approval of the Board;

(B) were in accordance with the pricing policy as stated on this annual report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits for the financial year ended 31 December 2013 set out in the previous announcements of the Company.

A copy of the auditors' letter in relation to the Continuing Connected Transactions has been provided by the Company to the Stock Exchange.

In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time.

Purchase, Sale or Redemption of the Company's Listed Securities

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2013.

Bank and Other Loans

Particulars of bank and other loans of the Group as at 31 December 2013 are set out in note 33 to the consolidated financial statements.

Financial Summary

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 141 to 143 of this report.

Report of Directors

Emolument Policy

In order to continue to maintain the sustainable development of the Group's competitiveness, the Group has always emphasized the importance of recruiting, incentivizing, developing and retaining its employees, paid close attention to the external competitiveness, internal fairness of its remuneration structure and the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management. Employees' remuneration comprises a basic salary, a performance-based bonus and a long-term incentive scheme in the form of share option schemes for eligible employees, details of which are set out under the paragraph headed "Share option schemes" above.

Employee Retirement Benefits

Particulars of the employee retirement benefits of the Group are set out in note 2 to the consolidated financial statements.

Public Float

As at the date of this annual report and based on the information that is publicly available to the Company and to the knowledge of the directors of the Company, the Company has maintained the public float prescribed under the Hong Kong Listing Rules and agreed with the Stock Exchange.

Auditors

The Group's auditors were PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, in respect of the financial year ended 31 December 2013. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP were appointed as the auditors of the Group on 30 May 2013. Prior to that, KPMG were the auditors of the Group.

A resolution will be proposed at the forthcoming annual general meeting for the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively.

By order of the Board

Xi Guohua
Chairman

Hong Kong, 20 March 2014

Notice of the Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile Limited (the "**Company**") will be held on Thursday, 22 May 2014 at 10:00 a.m. in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As ordinary business:

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2013.

2. To declare a final dividend for the year ended 31 December 2013.

3. To re-elect executive directors.

4. To re-elect independent non-executive directors.

5. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix their remuneration.

And as special business, to consider and, if thought fit, to pass the following as ordinary resolutions:

Ordinary Resolutions

6. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

   (b) the aggregate number of Shares which may be purchased on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the issued share capital of the Company at the date of passing this resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this resolution "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

      (1) the conclusion of the next annual general meeting of the Company; or

      (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

      (3) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of:

   (a) 20 per cent. of the issued share capital of the Company at the date of passing this resolution, plus

   (b) (if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the issued share capital of the Company at the date of passing this resolution).

Notice of the Annual General Meeting

Such mandate shall expire at the earlier of:

(1) the conclusion of the next annual general meeting of the Company; or

(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3) the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting."

8. "**THAT** the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of the annual general meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

And as special business, to consider and, if thought fit, to pass the following as a special resolution:

Special Resolution

9. "**THAT** the adoption of the new Articles of Association of the Company in substitution for and to the exclusion to the existing Articles of Association of the Company in the manner set out in the section headed "Proposed Adoption of New Articles of Association" in the circular of the Company dated 8 April 2014 be and are hereby approved."

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

8 April 2014

Notes:

1. Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Hong Kong at least 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Board of Directors has recommended a final dividend of HK$1.615 per share for the year ended 31 December 2013 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 23 June 2014 to those shareholders whose names appear on the Company's register of members on 3 June 2014. Shareholders should read the announcement issued by the Company on 20 March 2014 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed final dividend.

4. To ascertain shareholders' eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 19 May 2014 to 22 May 2014 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 16 May 2014.

   To ascertain shareholders' entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 29 May 2014 to 3 June 2014 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 28 May 2014.

5. Concerning resolution number 6 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2013 Annual Report.

Independent Auditor's Report

pwc 羅兵咸永道

Independent Auditor's Report
To the shareholders of China Mobile Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Mobile Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 73 to 140, which comprise the consolidated and company balance sheets as at 31 December 2013, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 20 March 2014

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2013
(Expressed in Renminbi ("RMB"))

	Note	2013 Million	2012 Million
Operating revenue (Turnover)	4		
Revenue from telecommunications services		590,811	560,413
Revenue from sales of products and others		39,366	21,422
		630,177	581,835
Operating expenses			
Leased lines		18,727	9,909
Interconnection		25,998	25,140
Depreciation		104,699	100,848
Personnel	5	34,376	31,256
Selling expenses		91,834	80,232
Cost of products sold		61,363	41,448
Other operating expenses	6	157,531	140,272
		494,528	429,105
Profit from operations		135,649	152,730
Non-operating net income	7	910	615
Interest income		15,289	12,661
Finance costs	8	(331)	(390)
Share of profit of associates	20	7,062	5,685
Share of loss of a joint venture	21	–	(1)
Profit before taxation		158,579	171,300
Taxation	11(a)	(36,776)	(41,919)
PROFIT FOR THE YEAR		121,803	129,381
Other comprehensive loss for the year that may be subsequently reclassified to profit or loss:			
Exchange differences on translation of financial statements of overseas entities		(172)	(6)
Share of other comprehensive loss of associates		(767)	(16)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,864	129,359

Consolidated Statement of Comprehensive Income (Continued)

for the year ended 31 December 2013
(Expressed in RMB)

	Note	2013 Million	2012 Million
Profit attributable to:			
Equity shareholders of the Company		121,692	129,274
Non-controlling interests		111	107
PROFIT FOR THE YEAR		121,803	129,381
Total comprehensive income attributable to:			
Equity shareholders of the Company		120,754	129,252
Non-controlling interests		110	107
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,864	129,359
Earnings per share – Basic	13(a)	RMB6.05	RMB6.43
Earnings per share – Diluted	13(b)	RMB5.98	RMB6.36

The notes on pages 81 to 140 are an integral part of these consolidated financial statements. Details of dividends are set out in note 36(b).

Consolidated Balance Sheet

as at 31 December 2013
(Expressed in RMB)

	Note	As at 31 December 2013 Million	As at 31 December 2012 Million
Non-current assets			
Property, plant and equipment	14(a)	479,227	430,509
Construction in progress	15	85,000	55,507
Land lease prepayments and other prepayments	16	19,735	14,244
Goodwill	17	36,894	36,894
Other intangible assets	18	1,063	924
Interest in associates	20	53,940	43,343
Interest in a joint venture	21	–	6
Deferred tax assets	22	17,401	13,544
Restricted bank deposits	23	6,816	5,418
Other financial assets	24	127	127
		700,203	605,516
Current assets			
Inventories	25	9,152	7,195
Accounts receivable	26	13,907	11,722
Other receivables	27	11,649	3,605
Prepayments and other current assets	27	11,832	15,913
Amount due from ultimate holding company	28	94	102
Tax recoverable		647	153
Bank deposits	29	374,977	331,997
Cash and cash equivalents	30	44,931	70,906
		467,189	446,593
Current liabilities			
Accounts payable	31	173,157	123,896
Bills payable		1,360	1,159
Deferred revenue	32	61,789	57,988
Accrued expenses and other payables	34	125,811	103,774
Amount due to ultimate holding company	28	22	39
Amount due to immediate holding company	28	–	16
Obligations under finance leases		68	68
Current taxation		8,706	10,856
		370,913	297,796
Net current assets		96,276	148,797
Total assets less current liabilities carried forward		796,479	754,313

Consolidated Balance Sheet (Continued)

as at 31 December 2013
(Expressed in RMB)

	Note	As at 31 December 2013 Million	As at 31 December 2012 Million
Total assets less current liabilities brought forward		796,479	754,313
Non-current liabilities			
Interest-bearing borrowings	33(a)	(4,989)	(28,619)
Deferred revenue, excluding current portion	32	(662)	(334)
Deferred tax liabilities	22	(104)	(51)
		(5,755)	(29,004)
NET ASSETS		790,724	725,309
CAPITAL AND RESERVES			
Share capital		2,142	2,142
Reserves		786,631	721,305
Total equity attributable to equity shareholders of the Company		788,773	723,447
Non-controlling interests		1,951	1,862
TOTAL EQUITY		790,724	725,309

Approved and authorized for issue by the Board of Directors on 20 March 2014.

Li Yue
Director

Xue Taohai
Director

The notes on pages 81 to 140 are an integral part of these consolidated financial statements.

Balance Sheet

as at 31 December 2013
(Expressed in RMB)

	Note	As at 31 December 2013 Million	As at 31 December 2012 Million
Non-current assets			
Property, plant and equipment	14(b)	1	2
Investments in subsidiaries	19	479,148	476,782
Interest in a joint venture	21	–	6
		479,149	476,790
Current assets			
Amounts due from subsidiaries	19	1,912	15,775
Other receivables		5	7
Bank deposits		–	223
Cash and cash equivalents	30	1,295	974
		3,212	16,979
Current liabilities			
Accrued expenses and other payables		21	17
Amount due to immediate holding company	28	–	16
		21	33
Net current assets		3,191	16,946
Total assets less current liabilities		482,340	493,736
Non-current liabilities			
Amount due to a subsidiary	19	(4,989)	(4,986)
Interest-bearing borrowings	33(b)	–	(23,633)
		(4,989)	(23,619)
NET ASSETS		477,351	465,117
CAPITAL AND RESERVES	36(a)		
Share capital		2,142	2,142
Reserves		475,209	462,975
TOTAL EQUITY		477,351	465,117

Approved and authorized for issue by the Board of Directors on 20 March 2014.

Li Yue
Director

Xue Taohai
Director

The notes on pages 81 to 140 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2013
(Expressed in RMB)

	Attributable to equity shareholders of the Company									
	Share capital Million	Share premium Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC statutory reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2012	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419
Changes in equity for 2012:										
Profit for the year	–	–	–	–	–	–	129,274	129,274	107	129,381
Other comprehensive loss	–	–	(16)	–	(6)	–	–	(22)	–	(22)
Total comprehensive income for the year	–	–	(16)	–	(6)	–	129,274	129,252	107	129,359
Dividends approved in respect of previous year (note 36(b)(ii))	–	–	–	–	–	–	(28,583)	(28,583)	–	(28,583)
Dividends declared in respect of the current year (note 36(b)(i))	–	–	–	–	–	–	(26,842)	(26,842)	–	(26,842)
Shares issued under share option scheme (note 36(c)(ii))	2	554	(25)	–	–	–	–	531	–	531
Transfer to PRC statutory reserves (note 36(d)(iii))	–	–	–	–	–	32,374	(32,349)	25	–	25
Non-controlling interests of a new subsidiary	–	–	–	–	–	–	–	–	400	400
As at 31 December 2012	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309
As at 1 January 2013	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309
Changes in equity for 2013:										
Profit for the year	–	–	–	–	–	–	121,692	121,692	111	121,803
Other comprehensive loss	–	–	(767)	–	(171)	–	–	(938)	(1)	(939)
Total comprehensive income for the year	–	–	(767)	–	(171)	–	121,692	120,754	110	120,864
Dividends approved in respect of previous year (note 36(b)(ii))	–	–	–	–	–	–	(28,460)	(28,460)	(21)	(28,481)
Dividends declared in respect of current year (note 36(b)(i))	–	–	–	–	–	–	(27,031)	(27,031)	–	(27,031)
Shares issued under share option scheme (note 36(c)(ii))	–	60	(17)	–	–	–	–	43	–	43
Transfer to PRC statutory reserves(note 36(d)(iii))	–	–	–	–	–	24,139	(24,119)	20	–	20
Others	–	–	–	–	1,060	–	(1,060)	–	–	–
As at 31 December 2013	2,142	387,243	(293,052)	72	(600)	235,749	457,219	788,773	1,951	790,724

The notes on pages 81 to 140 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2013
(Expressed in RMB)

	Note	2013 Million	2012 Million
Operating activities			
Profit before taxation		158,579	171,300
Adjustments for:			
– Depreciation of property, plant and equipment		104,699	100,848
– Amortization of other intangible assets	6	78	68
– Amortization of land lease prepayments	16	385	346
– (Gain)/loss on disposal of property, plant and equipment	6	(3)	1
– Write-off of property, plant and equipment	6	2,074	2,818
– Impairment loss of doubtful accounts	6	5,084	4,504
– Write-down of inventories	6	202	313
– Interest income		(15,289)	(12,661)
– Finance costs	8	331	390
– Dividend income from unlisted securities	7	(34)	(11)
– Share of profit of associates		(7,062)	(5,685)
– Share of loss of a joint venture		–	1
– Unrealized exchange gain, net		(59)	(17)
– Loss on disposal of a subsidiary		18	–
Operating cashflow before changes in working capital		249,003	262,215
(Increase)/decrease in inventories		(2,156)	436
Increase in accounts receivable		(7,273)	(7,063)
(Increase)/decrease in other receivables		(148)	82
Increase in prepayments and other current assets		(2,189)	(3,403)
Decrease in amount due from ultimate holding company		8	68
Increase in accounts payable		5,372	5,443
(Decrease)/increase in bills payable		(563)	20
Increase in deferred revenue		4,129	6,308
Increase in accrued expenses and other payables		22,041	11,432
Decrease in amount due to ultimate holding company		(17)	(246)
Cash generated from operations		268,207	275,292
Tax paid			
– Hong Kong profits tax paid		(26)	(100)
– PRC enterprise income tax paid		(43,196)	(44,483)
Net cash generated from operating activities carried forward		224,985	230,709

Consolidated Cash Flow Statement (Continued)

for the year ended 31 December 2013
(Expressed in RMB)

	Note	2013 Million	2012 Million
Net cash generated from operating activities brought forward		224,985	230,709
Investing activities			
Capital expenditure		(138,997)	(123,232)
Land lease prepayments		(1,044)	(1,792)
Acquisition of other intangible assets		(355)	(174)
Proceeds from disposal of property, plant and equipment		44	6
Increase in bank deposits		(42,980)	(85,310)
Increase in restricted bank deposits		(1,398)	(5,264)
Cash receipt from repayment of entrusted loan		–	14,000
Interest received		12,392	9,459
Proceeds from disposal of a joint venture		6	–
Proceeds from disposal of a subsidiary		124	–
Acquisition of interest in an associate	20	(1,363)	–
Dividends received from associates	37(c)	2,062	1,120
Dividends received from unlisted securities		34	11
Net cash used in investing activities		(171,475)	(191,176)
Financing activities			
Proceeds from issuance of shares under share option scheme	36(c)(ii)	43	531
Capital injection from non-controlling interests of a subsidiary		–	400
Interest paid		(329)	(403)
Dividends paid to the Company's equity shareholders	36(b)	(55,491)	(55,425)
Dividend paid to non-controlling interests		(21)	–
Repayment of deferred considerations		(23,633)	–
Net cash used in financing activities		(79,431)	(54,897)
Net decrease in cash and cash equivalents		(25,921)	(15,364)
Cash and cash equivalents at beginning of year		70,906	86,259
Effect of changes in foreign exchange rate		(54)	11
Cash and cash equivalents at end of year	30	44,931	70,906

Significant non-cash transactions

The Group recorded payables of RMB98,992,000,000 (2012: RMB54,816,000,000) to equipment suppliers as at 31 December 2013 for additions of construction in progress during the year then ended.

The notes on pages 81 to 140 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Expressed in RMB unless otherwise indicated)

1 General Information

China Mobile Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC") on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the "Group") are the provision of mobile telecommunications and related services in Mainland China and in Hong Kong (For the purpose of preparing these consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company's ultimate holding company is China Mobile Communications Corporation ("CMCC"). The address of the Company's registered office is 60th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "HKEx") on 23 October 1997 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 22 October 1997.

2 Significant Accounting Policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), are consistent with IFRSs as it relates to the Group's financial statements. These financial statements also comply with HKFRSs, the requirements of the Hong Kong Companies Ordinance, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation

The consolidated financial statements for the year ended 31 December 2013 comprise the Group, the Group's interest in associates and a joint venture.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 41.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(c) Subsidiaries and non-controlling interests

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized gains arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Company.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for using the equity method.

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post-acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see note 2(j)). The Group's share of the post-acquisition post-tax results of the investee for the year is recognized as share of profit or loss in the consolidated statement of comprehensive income, whereas the Group's share of the post-acquisition post-tax items of the investee's other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest in the investee is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. Accounting policies of associates would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

(e) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(j)). Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(f) Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets' estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(g) Other investments in equity securities

The Group's accounting policies for investments in equity securities, other than investments in subsidiaries and interest in associates, are as follows:

Those investments with quoted market price are classified as available-for-sale financial assets. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 2(j)).

(h) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the entity. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 – 30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 – 10 years
Office equipment, furniture, fixtures and others	3 – 10 years

Both the useful life of an asset and its residual value, if any, are reviewed annually.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the useful life of the asset as set out in note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(j) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities (other than investments in subsidiaries) and receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the entity;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the entity will enter bankruptcy or other financial reorganization;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

- For interest in associates recognized using the equity method (see note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(j)(ii).
- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for such equity securities are not reversed (see note 2(j)(ii)).
- For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill and intangible assets with indefinite useful lives, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- prepaid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries;
- goodwill; and
- other intangible assets.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

If any such indication exists, the asset's recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(k) Construction in progress

Construction in progress is stated at cost less impairment losses (see note 2(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(l) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as cost of products sold. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(m) Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 2(j)), except where the effect of discounting would be immaterial.

(n) Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under Customer Point Reward Program ("Reward Program", see note 2(r)(iv)).

The prepaid service fees are stated at the amount of proceeds received less the amount already recognized as revenue.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Notes to the Consolidated Financial Statements (Continued)

(Expressec in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(r) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) revenue derived from voice and data services are recognized when the service is rendered;

(ii) sales of products are recognized when the title is passed to the buyer;

(iii) for offerings which include the provision of services and discounted sale of mobile handset, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration; and

(iv) for transactions which offer customer points reward when services are provided, the consideration allocated to the customer points reward is based on its relative fair value which is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired.

(s) Interest income

Interest income is recognized as it accrues using the effective interest method.

(t) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combination, or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(t) Income tax (Continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and a joint venture to the extent that, in the case of taxable temporary differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group or the Company has the legal, enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group or the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(u) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(v) Employee benefits

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund ("MPF") Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$25,000(HK$20,000 prior to June 2012). Such contributions are recognized as an expense in profit or loss as incurred.

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to profit or loss when incurred.

The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits). In the Company's balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries' employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation.

(iii) Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(w) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

(x) Translation of foreign currencies

The primary functional currency of entities within the Group is Renminbi ("RMB"). The Group adopted RMB as its presentation currency in the preparation of the financial statements, which is the currency of the primary economic environment in which most of the Group's entities operate.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheet items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

2 Significant Accounting Policies (Continued)

(y) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member);

(iii) Both entities are joint ventures of the same third party;

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) The entity is controlled or jointly controlled by a person identified in (a); or

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(z) Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group's Chief Operating Decision Maker ("CODM") in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No Group's geographical information has been disclosed as the majority of the Group's operating activities are carried out in Mainland China. The Group's assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group's assets and operating revenue, respectively.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

3 Changes in Accounting Policies

There are certain new and amended IFRS/HKFRS effective for accounting periods beginning on or after 1 January 2013. These developments have had no material impact on the Group's financial statements except for certain additional required disclosures upon the adoption of IFRS/HKFRS 12 "Disclosure of Interest in Other Entities" and IFRS/HKFRS 13 "Fair Value Measurement".

Apart from the above, the Group has early adopted amendment to IAS/HKAS 36, "Impairment of Assets", on the recoverable amount disclosures for non-financial assets in 2013. This early adoption has simplified certain disclosures in relation to the impairment of non-financial assets. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 42).

4 Operating Revenue (Turnover)

	2013 Million	2012 Million
Revenue from telecommunications services		
Voice services	355,686	368,025
Data services	206,886	166,348
Others	28,239	26,040
	590,811	560,413
Revenue from sales of products and others	39,366	21,422
	630,177	581,835

Prior to 2013, the sales of products were incidental to the Group's telecommunications services. In 2013, the Group's sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.

5 Personnel

	2013 Million	2012 Million
Salaries, wages and other benefits	30,066	27,573
Retirement costs: contributions to defined contribution retirement plans	4,310	3,683
	34,376	31,256

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

6 Other Operating Expenses

	Note	2013 Million	2012 Million
Maintenance		46,059	39,184
Impairment loss of doubtful accounts		5,084	4,504
Write-down of inventories		202	313
Amortization of other intangible assets		78	68
Operating lease charges			
– Land and buildings		10,784	9,367
– Others	(i)	3,808	3,385
(Gain)/loss on disposal of property, plant and equipment		(3)	1
Write-off of property, plant and equipment		2,074	2,818
Auditors' remuneration			
– Audit services	(ii)	85	87
– Tax services		1	2
– Other services		6	12
Others	(iii)	89,353	80,531
		157,531	140,272

Notes:

(i) Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.

(ii) Audit services include reporting on the Group's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America ("SOX 404") of RMB18,000,000 (2012: RMB19,000,000).

(iii) Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

7 Non-Operating Net Income

	2013 Million	2012 Million
Penalty income	405	256
Dividend income from unlisted securities	34	11
Others	471	348
	910	615

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise ind cated)

8 Finance Costs

	2013 Million	2012 Million
Interest on bank loans and other borrowings repayable within five years	104	1
Interest on bank loans and other borrowings repayable after five years	–	162
Interest on bonds	227	227
	331	390

9 Directors' Remuneration

Directors' remuneration during the year is as follows:

(Expressed in Hong Kong dollar)	Note	Directors' fees Thousand	Salaries, allowances and benefits in kind Thousand	Performance related bonuses Thousand	Retirement scheme contributions Thousand	2013 Total Thousand
Executive directors						
XI Guohua		180	1,174	634	287	2,275
LI Yue		180	1,067	577	263	2,087
XUE Taohai		180	960	520	237	1,897
HUANG Wenlin		180	960	520	237	1,897
SHA Yuejia		180	960	520	236	1,896
LIU Aili		180	960	520	236	1,896
Independent non-executive directors						
LO Ka Shui		399	–	–	–	399
WONG Kwong Shing, Frank		458	–	–	–	458
CHENG Mo Chi, Moses		440	–	–	–	440
CHOW Man Yiu, Paul	(i)	194	–	–	–	194
		2,571	6,081	3,291	1,496	13,439

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

9 Directors' Remuneration (Continued)

(Expressed in Hong Kong dollar)	Note	Directors' fees Thousand	Salaries, allowances and benefits in kind Thousand	Performance related bonuses Thousand	Retirement scheme contributions Thousand	2012 Total Thousand
Executive directors						
XI Guohua	(ii)	180	1,152	660	282	2,274
WANG Jianzhou	(iii)	40	242	146	83	511
LI Yue		180	1,067	600	262	2,109
LU Xiangdong	(iii)	37	181	–	39	257
XUE Taohai		180	960	540	237	1,917
HUANG Wenlin		180	960	540	237	1,917
SHA Yuejia		180	960	540	236	1,916
LIU Aili		180	960	540	236	1,916
XIN Fanfei	(iii)	40	198	119	75	432
XU Long	(iii)	171	903	514	221	1,809
Independent non-executive directors						
LO Ka Shui		505	–	–	–	505
WONG Kwong Shing, Frank		440	–	–	–	440
CHENG Mo Chi, Moses		440	–	–	–	440
		2,753	7,583	4,199	1,908	16,443

Notes:

(i) Mr. Paul CHOW Man Yiu has been appointed an independent non-executive director of the Company with effect from 30 May 2013.

(ii) Mr. XI Guohua was re-designated from Vice-Chairman to Chairman of the Company in March 2012.

(iii) Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company, Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company and Madam XIN Fanfei resigned as an Executive Director and a Vice President of the Company in March 2012. Mr. XU Long resigned as an Executive Director of the Company in December 2012.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

10 Individuals with Highest Emoluments

For the years ended 31 December 2012 and 2013, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11 Taxation

(a) Taxation in the consolidated statement of comprehensive income represents:

	Note	2013 Million	2012 Million
Current tax			
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	167	191
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	40,412	44,325
		40,579	44,516
Deferred tax			
Origination and reversal of temporary differences (note 22)	(iii)	(3,803)	(2,597)
		36,776	41,919

Notes:

(i) The provision for Hong Kong profits tax is calculated at 16.5% (2012: 16.5%) of the estimated assessable profits for the year ended 31 December 2013.

(ii) The provision for the PRC enterprise income tax is based on the statutory rate of 25% (2012: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2013. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2012: 15%).

(iii) Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv) On 22 April 2009, the PRC State Administration of Taxation ("SAT") issued the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" ("2009 Notice"). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

11 Taxation (Continued)

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2013 Million	2012 Million
Profit before taxation	158,579	171,300
Notional tax on profit before tax, calculated at the PRC's statutory tax rate of 25% (Note)	39,645	42,825
Tax effect of non-taxable items		
– Share of profit of associates	(1,766)	(1,421)
– Interest income	(31)	(23)
Tax effect of non-deductible expenses on the PRC operations	548	970
Tax effect of non-deductible expenses on Hong Kong operations	54	82
Rate differential of certain PRC operations (note 11(a)(ii))	(1,243)	(175)
Rate differential on Hong Kong operations	(95)	(114)
Tax credit on purchase of domestic telecommunications equipment	(9)	(64)
Others	(327)	(161)
Taxation	36,776	41,919

Note: The PRC's statutory tax rate is adopted as the majority of the Group's operations are subject to this rate.

12 Profit Attributable to Equity Shareholders of the Company

The profit attributable to equity shareholders of the Company includes a loss of RMB124,000,000 (2012: loss of RMB257,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2013 Million	2012 Million
Amount of loss attributable to equity shareholders dealt with in the Company's financial statements	(124)	(257)
Dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	67,806	14,400
Company's profit for the year (note 36(a))	67,682	14,143

Details of dividends paid and payable to equity shareholders of the Company are set out in note 36(b).

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

13 Earnings Per Share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB121,692,000,000 (2012: RMB129,274,000,000) and the weighted average number of 20,101,232,387 shares (2012: 20,090,824,422 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2013 Number of shares	2012 Number of shares
Issued shares as at 1 January	20,100,340,600	20,072,065,571
Effect of share options exercised	891,787	18,758,851
Weighted average number of shares as at 31 December	20,101,232,387	20,090,824,422

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB121,692,000,000 (2012: RMB129,274,000,000) and the weighted average number of 20,343,120,320 shares (2012: 20,341,515,930 shares), calculated as follows:

Weighted average number of shares (diluted)

	2013 Number of shares	2012 Number of shares
Weighted average number of shares as at 31 December	20,101,232,387	20,090,824,422
Dilutive equivalent shares arising from share options	241,887,933	250,691,508
Weighted average number of shares (diluted) as at 31 December	20,343,120,320	20,341,515,930

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

14 Property, Plant and Equipment

(a) The Group

	Buildings Million	Telecommunications transceivers, switching centres, transmission and other network equipment Million	Office equipment, furniture, fixtures and others Million	Total Million
Cost:				
As at 1 January 2012	96,282	759,536	18,270	874,088
Additions	765	1,502	1,390	3,657
Transferred from construction in progress	12,783	108,733	849	122,365
Disposals	–	(302)	(2)	(304)
Assets written-off	(622)	(38,141)	(1,824)	(40,587)
Exchange differences	–	1	–	1
As at 31 December 2012	109,208	831,329	18,683	959,220
As at 1 January 2013	109,208	831,329	18,683	959,220
Additions	1,371	1,300	805	3,476
Transferred from construction in progress	15,977	133,168	2,976	152,121
Disposals	–	(125)	(80)	(205)
Assets written-off	(344)	(37,962)	(3,033)	(41,339)
Exchange differences	(7)	(76)	(17)	(100)
As at 31 December 2013	126,205	927,634	19,334	1,073,173
Accumulated depreciation:				
As at 1 January 2012	23,284	431,298	11,341	465,923
Charge for the year	4,664	94,313	1,876	100,853
Written back on disposals	–	(296)	(1)	(297)
Assets written-off	(492)	(35,742)	(1,535)	(37,769)
Exchange differences	–	1	–	1
As at 31 December 2012	27,456	489,574	11,681	528,711
As at 1 January 2013	27,456	489,574	11,681	528,711
Charge for the year	6,166	95,567	3,003	104,736
Written back on disposals	–	(120)	(44)	(164)
Assets written-off	(291)	(36,272)	(2,702)	(39,265)
Exchange differences	(6)	(59)	(7)	(72)
As at 31 December 2013	33,325	548,690	11,931	593,946
Net book value:				
As at 31 December 2013	92,880	378,944	7,403	479,227
As at 31 December 2012	81,752	341,755	7,002	430,509

Write-off of property, plant and equipment mainly represents the retirement of individual network asset due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned or demolished. Total net book value of the write-off of such assets was RMB2,074,000,000 in 2013 (2012: RMB2,818,000,000). These assets were disposed at scrap value.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

14 Property, Plant and Equipment (Continued)

(b) The Company

	Office equipment, furniture, fixtures and others Million
Cost:	
As at 1 January 2012	17
As at 31 December 2012	17
As at 1 January 2013	17
As at 31 December 2013	17
Accumulated depreciation:	
As at 1 January 2012	14
Charge for the year	1
As at 31 December 2012	15
As at 1 January 2013	15
Charge for the year	1
As at 31 December 2013	16
Net book value:	
As at 31 December 2013	1
As at 31 December 2012	2

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

15 Construction In Progress

	The Group	
	2013 Million	2012 Million
Balance as at 1 January	55,507	56,235
Additions	181,614	121,637
Transferred to property, plant and equipment	(152,121)	(122,365)
Balance as at 31 December	85,000	55,507

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at 31 December 2013.

16 Land Lease Prepayments and Other Prepayments

The Group's land lease prepayments represent prepaid operating lease payments for land use rights in Mainland China and majority of the land lease prepayments are medium-term lease with remaining lease term less than 50 years but not less than 10 years as at balance sheet dates.

For the year ended 31 December 2013, the land lease prepayments expensed in the profit or loss amounted to approximately RMB385,000,000 (2012: approximately RMB346,000,000).

17 Goodwill

	The Group	
	2013 Million	2012 Million
Cost and carrying amount:		
As at 1 January and 31 December	36,894	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 "Impairment of Assets", a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to groups of cash-generating units (being subsidiaries acquired in each acquisition). Such groups of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

The Group's goodwill is primarily attributable to the groups of cash-generating units in relation to the operations in Mainland China which management currently monitors. The recoverable amount of this group of cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending 31 December 2018 with subsequent transition to perpetuity. For the five years ending 31 December 2018, the average growth rate is 1.5% and for the years beyond 31 December 2018, the assumed continual growth rate to perpetuity of 1% is used. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rate of approximately 10% (2012: 10%). Management performed impairment tests for the goodwill and determined that goodwill was not impaired.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

18 Other Intangible Assets

	The Group			
	Brand name Million	Customer base Million	License and others Million	Total Million
Cost:				
As at 1 January 2012	184	516	1,086	1,786
Additions	–	–	174	174
Retirements	–	–	(64)	(64)
As at 31 December 2012	184	516	1,196	1,896
As at 1 January 2013	184	516	1,196	1,896
Additions	–	–	355	355
Exchange differences	–	–	(30)	(30)
Disposal	–	–	(138)	(138)
As at 31 December 2013	184	516	1,383	2,083
Accumulated amortization:				
As at 1 January 2012	–	516	452	968
Amortization for the year	–	–	68	68
Retirements	–	–	(64)	(64)
As at 31 December 2012	–	516	456	972
As at 1 January 2013	–	516	456	972
Amortization for the year	–	–	78	78
Exchange differences	–	–	(12)	(12)
Disposal	–	–	(18)	(18)
As at 31 December 2013	–	516	504	1,020
Net book value:				
As at 31 December 2013	184	–	879	1,063
As at 31 December 2012	184	–	740	924

The amortization charge for the year is included in "other operating expenses" in the consolidated statement of the comprehensive income.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 Investments in Subsidiaries and Amounts Due to/from Subsidiaries

	The Company	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Unlisted equity, at cost	474,176	471,810
Equity share-based payment in subsidiaries	4,972	4,972
	479,148	476,782

In accordance with IFRS/HKFRS 2 "Share-based Payment", share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 2(v)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries' employees amounting to RMB4,972,000,000 (2012: RMB4,972,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, interest free, repayable on demand and arose in the ordinary course of business. As at 31 December 2013, amount due to a subsidiary under non-current liabilities represented an amount due to China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile") in relation to the guaranteed bonds. The amount is unsecured, interest-free and will be settled on 28 October 2017 (see note 33(a)).

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd. ("CMC")*	PRC	RMB1,641,848,326	–	100%	Network and business coordination center
Guangdong Mobile	PRC	RMB5,594,840,700	–	100%	Mobile telecommunications operator
China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	–	100%	Mobile telecommunications operator
China Mobile Group Jiangsu Co., Ltd.	PRC	RMB2,800,000,000	–	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 Investments in Subsidiaries and Amounts Due to/from Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	–	100%	Mobile telecommunications operator
China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	–	100%	Mobile telecommunications operator
China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	–	100%	Mobile telecommunications operator
China Mobile Group Beijing Co., Ltd. ("Beijing Mobile")	PRC	RMB6,124,696,053	–	100%	Mobile telecommunications operator
China Mobile Group Shanghai Co., Ltd.	PRC	RMB6,038,667,706	–	100%	Mobile telecommunications operator
China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	–	100%	Mobile telecommunications operator
China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	–	100%	Mobile telecommunications operator
China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	–	100%	Mobile telecommunications operator
China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	–	100%	Mobile telecommunications operator
China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	–	100%	Mobile telecommunications operator
China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	–	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 Investments in Subsidiaries and Amounts Due to/from Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	–	100%	Mobile telecommunications operator
China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	–	100%	Mobile telecommunications operator
China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	–	100%	Mobile telecommunications operator
China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	–	100%	Mobile telecommunications operator
China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	–	100%	Mobile telecommunications operator
China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	–	100%	Mobile telecommunications operator
China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	–	100%	Mobile telecommunications operator
China Mobile Group Neimenggu Co., Ltd.	PRC	RMB2,862,621,870	–	100%	Mobile telecommunications operator
China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	–	100%	Mobile telecommunications operator
China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	–	100%	Mobile telecommunications operator
China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	–	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 Investments in Subsidiaries and Amounts Due to/from Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	–	100%	Mobile telecommunications operator
China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	–	100%	Mobile telecommunications operator
China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	–	100%	Mobile telecommunications operator
China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	–	100%	Mobile telecommunications operator
China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	–	100%	Mobile telecommunications operator
China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	–	100%	Mobile telecommunications operator
China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	–	Investment holding company
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	–	100%	Technology platform development and maintenance

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 Investments in Subsidiaries and Amounts Due to/from Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	–	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited ("CMHK")	Hong Kong	HK$356,947,689	–	100%	Provision of mobile telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	1 share at HK$1	100%	–	Investment holding company
China Mobile International Limited	Hong Kong	HK$3,000,000,000	–	100%	Provision of voice and roaming clearance services, internet services and value-added services

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 Investments in Subsidiaries and Amounts Due to/from Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile Group Device Co., Ltd. (formerly "China Mobile Terminal Co., Ltd.")	PRC	RMB6,200,000,000	–	99.97%	Provision of electronic communication products design and selling
China Mobile Group Finance Co., Ltd. ("China Mobile Finance")##	PRC	RMB5,000,000,000	–	92%	Provision of non-banking financial services
China Mobile M2M Company Limited	PRC	RMB500,000,000	–	100%	Provision of network services

* Companies registered as wholly-foreign owned enterprises in the PRC.

** Company registered as a sino-foreign equity joint venture in the PRC.

\# Effective interest held by the Group is 66.41%.

\## China Mobile Finance was established by CMCC and Beijing Mobile, a wholly-owned subsidiary of the Company, with equity interest of 8% and 92%, respectively.

20 Interest in Associates

	The Group As at 31 December 2013 Million	The Group As at 31 December 2012 Million
Share of net assets of associates	53,940	48,343

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

20 Interest in Associates (Continued)

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
Unlisted company			
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services
Listed company			
Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank")	PRC	20%	Provision of banking services
Anhui USTC iFLYTEK Co., Ltd. ("Anhui USTC")	PRC	15%	Provision of Chinese speech and language technology products and services

Except that Anhui USTC is owned by CMC, all the other interest in associates are owned by Guangdong Mobile. Both CMC and Guangdong Mobile are the Company's wholly-owned subsidiaries.

On 24 April 2013, CMC, a wholly-owned subsidiary of the Company, completed the subscription of 70,273,935 ordinary shares of Anhui USTC representing 15% of the total issued and outstanding shares of Anhui USTC. Anhui USTC is a listed company in Shenzhen Stock Exchange which primarily engages in Chinese speech and language technology industry. The cash consideration for the investment was approximately RMB1,363,000,000. Upon completion of the subscription, the Group has the right to appoint a non-independent director for Anhui USTC. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence on financial and operating policy decisions of Anhui USTC.

The carrying amounts of Group's share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as at 31 December 2012 and 2013.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

20 Interest in Associates (Continued)

Summary financial information on principal associates:

	SPD Bank		Anhui USTC
	As at 31 December 2013 Million	**As at 31 December 2012 Million**	As at 31 December 2013 Million
Total assets	3,680,125	**3,145,707**	4,328
Total liabilities	3,472,898	**2,966,048**	866
Total equity	207,227	**179,659**	3,462
Total equity attributable to equity shareholders	204,375	**177,497**	3,311
Percentage of ownership of the Group	20%	**20%**	15%
Total equity attributable to the Group	40,875	**35,499**	497
The impact of fair value adjustments at the time of acquisition and goodwill	11,673	**12,844**	895
Interest in associates	52,548	**48,343**	1,392

	SPD Bank		Anhui USTC
	2013 Million	2012 Million	2013 Million
Revenue	100,015	82,952	1,254
Profit before taxation	53,849	44,754	321
Profit for the year	40,922	34,186	279
Other comprehensive (loss)/income	(3,835)	17	–
Total comprehensive income	37,087	34,203	279

The fair value of the interests in SPD Bank and Anhui USTC is disclosed in note 38(e). The management has determined that there was no impairment of the Group's interest in SPD Bank as at 31 December 2012 and 2013, or the Group's interest in Anhui USTC as at 31 December 2013.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

21 Interest in a Joint Venture

CSVV B.V. commenced its operation in 2009 and has four shareholders including the Company. Each of the four shareholders has contributed US$5,000,000 (equivalent to RMB34,000,000) to CSVV B.V. and owned 25% ownership interests in accordance with the shareholders agreement.

CSVV B.V. is considered a joint venture since the Company and other shareholders have the right to appoint an equal number of directors to the board of directors. In addition, the Company and the other shareholders share joint control over the major economic activities of CSVV B.V. In 2013, CSVV B.V. was deregistered.

22 Deferred Tax Assets and Liabilities

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	4,453	5,738
– Deferred tax asset to be recovered within 12 months	12,948	7,806
	17,401	13,544
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	(90)	(35)
– Deferred tax liabilities to be settled within 12 months	(14)	(16)
	(104)	(51)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

22 Deferred Tax Assets and Liabilities (Continued)

Deferred tax assets and liabilities recognized and the movements during 2013

	As at 1 January 2013 Million	Credited/ (charged) to profit or loss Million	Exchange differences Million	As at 31 December 2013 Million
Deferred tax assets arising from:				
Write-down for obsolete inventories	97	35	–	132
Write-off of certain network equipment and related assets	1,635	503	–	2,138
Provision for certain operating expenses	7,084	2,098	–	9,182
Deferred revenue from Reward Program	3,420	1,080	–	4,500
Impairment loss for doubtful accounts	1,308	141	–	,449
	13,544	3,857	–	17,401
Deferred tax liabilities arising from:				
Depreciation allowance in excess of related depreciation	(51)	(54)	1	(104)
	(51)	(54)	1	(104)
Total	13,493	3,803	1	17,297

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

22 Deferred Tax Assets and Liabilities (Continued)

Deferred tax assets and liabilities recognized and the movements during 2012

	As at 1 January 2012 Million	Credited/ (charged) to profit or loss Million	As at 31 December 2012 Million
Deferred tax assets arising from:			
Write-down for obsolete inventories	25	72	97
Write-off of certain network equipment and related assets	1,382	253	1,635
Provision for certain operating expenses	5,710	1,374	7,084
Deferred revenue from Reward Program	2,645	775	3,420
Impairment loss for doubtful accounts	1,151	157	1,308
	10,913	2,631	13,544
Deferred tax liabilities arising from:			
Capitalized interest	(1)	1	–
Depreciation allowance in excess of related depreciation	(16)	(35)	(51)
	(17)	(34)	(51)
Total	10,896	2,597	13,493

23 Restricted Bank Deposits

		The Group			
		As at 31 December 2013		As at 31 December 2012	
	Note	Non-current assets Million	Total Million	Non-current assets Million	Total Million
Restricted bank deposits					
– Statutory deposit reserves	(i)	6,659	6,659	5,296	5,296
– Pledged bank deposits	(ii)	157	157	122	122
		6,816	6,816	5,418	5,418

Notes:

(i) The statutory deposit reserves are deposited by China Mobile Finance with the People's Bank of China ("PBOC") as required, which are not available for use in the Group's daily operations.

(ii) Pledged bank deposits are related to the performance bonds issued by banks in favor of the Office of the Communication Authority (formerly "the Office of the Telecommunications Authority") of Hong Kong, in order to secure CMHK's due performance of network and service rollout requirement in or before 2017 and 2018, respectively.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

24 Other Financial Assets

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Investment in unlisted equity securities in the PRC	127	127

25 Inventories

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
SIM cards and handsets	6,632	5,000
Other consumables	2,520	2,195
	9,152	7,195

26 Accounts Receivable

(a) Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Within 30 days	8,316	7,696
31 – 60 days	2,137	1,606
61 – 90 days	1,149	882
Over 90 days	2,305	1,538
	13,907	11,722

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

26 Accounts Receivable (Continued)

(a) Aging analysis (Continued)

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit periods.

Accounts receivable are expected to be recovered within one year.

(b) Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	The Group	
	2013 Million	2012 Million
Balance as at 1 January	5,274	4,400
Impairment loss recognized	5,174	4,576
Accounts receivable written off	(4,464)	(3,702)
Balance as at 31 December	5,984	5,274

(c) Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Neither past due nor impaired	13,202	11,100
Less than 1 month past due	705	622
	13,907	11,722

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

26 Accounts Receivable (Continued)

(c) Accounts receivable that are not impaired (Continued)

Receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

27 Other Receivables, Prepayments and Other Current Assets

Other receivables primarily comprise interest receivable from banks, utilities deposits, and rental deposits, which are expected to be recovered within one year.

Prepayments and other current assets primarily consist of rental prepayments.

As at 31 December 2012 and 2013, there were no significant overdue amounts for other receivables.

28 Amounts Due from/to Ultimate Holding Company and Amount Due to Immediate Holding Company

Amounts due from/to ultimate holding company are unsecured, interest free, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company represents interest payable on the deferred consideration payable (see note 33(b)), which was settled in 2013.

29 Bank Deposits

Bank deposits represent term deposits with banks with original maturity exceeding three months.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

30 Cash and Cash Equivalents

	The Group		The Company	
	As at 31 December 2013 Million	As at 31 December 2012 Million	As at 31 December 2013 Million	As at 31 December 2012 Million
Bank deposits with original maturity within three months	7,798	14,457	1,228	930
Cash at banks and in hand	37,133	56,449	67	44
	44,931	70,906	1,295	974

31 Accounts Payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Due within 1 month or on demand	140,397	102,676
Due after 1 month but within 3 months	13,449	6,847
Due after 3 months but within 6 months	6,492	5,554
Due after 6 months but within 9 months	5,294	4,176
Due after 9 months but within 12 months	7,525	4,643
	173,157	123,896

All of the accounts payable are expected to be settled within one year or are repayable on demand.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

32 Deferred Revenue

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	The Group	
	2013 Million	2012 Million
Balance as at 1 January	58,322	52,014
– Current portion	57,988	51,753
– Non-current portion	334	261
Additions during the year	256,882	255,746
Recognized in the statement of comprehensive income	(252,753)	(249,438)
Balance as at 31 December	62,451	58,322
Less: Current portion	(61,789)	(57,988)
Non-current portion	662	334

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

33 Interest-Bearing Borrowings

(a) The Group

	Note	As at 31 December 2013 Million	As at 31 December 2012 Million
Bonds	(i)	4,989	4,986
Deferred consideration payable	(ii)	–	23,633
		4,989	28,619

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(i) As at 31 December 2013, the bonds represent the balance of fifteen-year guaranteed bonds ("Fifteen-year Bonds") issued by Guangdong Mobile, a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum, and are payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii) The deferred consideration payable represented payables due to the immediate holding company in respect of the acquisition of subsidiaries in 2002 and 2004 with initial amount of US$2,800,000,000 and US$1,650,000,000, respectively. The balances were due on 1 July 2017 and 1 July 2019, respectively.

The deferred considerations were unsecured and bore interest at the rate of two-year US dollar LIBOR swap rate per annum (2013: 0.560% to 0.644% per annum; 2012: 0.560% to 0.644% per annum) and such interest was payable semi-annually. The balance was subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty. The deferred consideration was fully repaid by 31 December 2013.

(b) The Company

	As at 31 December 2013 Million	As at 31 December 2012 Million
Deferred consideration payable (note 33(a)(ii))	–	23,633

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

34 Accrued Expenses and Other Payables

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Receipts-in-advance	68,411	60,543
Other payables	14,285	12,232
Accrued salaries, wages and benefits	5,649	5,560
Accrued expense	37,466	25,439
	125,811	103,774

35 Equity Settled Share-Based Transactions

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the current share option scheme (the "Current Scheme") was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds an equity interest, to receive options to subscribe for shares of the Company. The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above scheme equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit.

The HKEx requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii) the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

35 Equity Settled Share-Based Transactions (Continued)

(a) **The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:**

	Number of instruments			Contractual
	2013	2012	Vesting conditions	life of options
Options granted to directors				
– on 28 October 2004	473,175	473,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	2,881,500	2,881,500	40% one year from the date of grant, 30% two years from the date of grant 30% three years from the date of grant	10 years
Options granted to other employees				
– on 28 October 2004	113,418,420	115,416,275	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 21 December 2004	475,000	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	268,025,464	268,565,399	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Total share options	385,273,559	387,811,349		

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

35 Equity Settled Share-Based Transactions (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	The Group			
	2013		2012	
	Weighted average exercise price HK$	Number of shares involved in the options	Weighted average exercise price HK$	Number of shares involved in the options
As at 1 January	31.24	387,811,349	30.68	416,363,148
Exercised	24.55	(2,199,065)	23.09	(28,275,029)
Expired	–	–	22.85	(276,770)
Forfeited	30.39	(338,725)	–	–
As at 31 December	31.28	385,273,559	31.24	387,811,349
Option vested as at 31 December	31.28	385,273,559	31.24	387,811,349

The weighted average share price at the date of exercise for shares options exercised during the year was HK$84.73 (2012: HK$83.35).

The options outstanding as at 31 December 2013 had exercise prices ranging from HK$22.75 to HK$34.87 (2012: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 1.5 years (2012: 2.5 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2012 and 2013.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

36 Capital, Reserves and Dividends

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

	Share capital Million	Share premium Million	Capital reserve Million	General reserve Million	Exchange reserve Million	Retained profits Million	Total Million
As at 1 January 2012	2,140	386,629	3,667	72	(1,053)	114,420	505,875
Changes in equity for 2012:							
Profit for the year	–	–	–	–	–	14,143	14,143
Other comprehensive loss	–	–	–	–	(7)	–	(7)
Total comprehensive (loss)/income	–	–	–	–	(7)	14,143	14,136
Dividends approved in respect of previous year (note 36(b)(ii))	–	–	–	–	–	(28,583)	(28,583)
Dividends declared in respect of current year (note 36(b)(i))	–	–	–	–	–	(26,842)	(26,842)
Shares issued under share option scheme (note 36(c)(ii))	2	554	(25)	–	–	–	531
As at 31 December 2012	2,142	387,183	3,642	72	(1,060)	73,138	465,117
As at 1 January 2013	2,142	387,183	3,642	72	(1,060)	73,138	465,117
Changes in equity for 2013:							
Profit for the year	–	–	–	–	–	67,682	67,682
Total comprehensive income	–	–	–	–	–	67,682	67,682
Dividends approved in respect of previous year (note 36(b)(ii))	–	–	–	–	–	(28,460)	(28,460)
Dividends declared in respect of current year (note 36(b)(i))	–	–	–	–	–	(27,031)	(27,031)
Shares issued under share option scheme (note 36(c)(ii))	–	60	(17)	–	–	–	43
Others	–	–	–	–	1,060	(1,060)	–
As at 31 December 2013	2,142	387,243	3,625	72	–	84,269	477,351

As at 31 December 2013, the amount of distributable reserves of the Company amounted to RMB84,341,000,000 (2012: RMB73,210,000,000).

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

36 Capital, Reserves and Dividends (Continued)

(b) Dividends

(i) Dividends attributable to the year:

	2013 Million	2012 Million
Ordinary interim dividend declared and paid of HK$1.696 (equivalent to approximately RMB1.351) (2012: HK$1.633 (equivalent to approximately RMB1.331)) per share	27,031	26,842
Ordinary final dividend proposed after the balance sheet date of HK$1.615 (equivalent to approximately RMB1.270) (2012: HK$1.778 (equivalent to approximately RMB1.442)) per share	25,644	28,979
	52,675	55,821

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.78623, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2013. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2013.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company's register of members, as of the record date for such dividend, and who were not individuals.

(ii) Dividends attributable to the previous financial year, approved and paid during the year:

	2013 Million	2012 Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.778 (equivalent to approximately RMB1.442) (2012: HK$1.747 (equivalent to approximately RMB1.416)) per share	28,460	28,583

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

36 Capital, Reserves and Dividends (Continued)

(c) Share capital

(i) Authorized and issued share capital

	2013 HK$ Million	2012 HK$ Million
Authorized:		
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

	2013			2012		
	Number of shares	HK$ Million	Equivalent RMB Million	Number of shares	HK$ Million	Equivalent RMB Million
Issued and fully paid:						
As at 1 January	20,100,340,600	2,010	2,142	20,072,065,571	2,007	2,140
Shares issued under share option scheme (note 36(c)(ii))	2,199,065	–	–	28,275,029	3	2
As at 31 December	20,102,539,665	2,010	2,142	20,100,340,600	2,010	2,142

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Shares issued under share option scheme

During 2013, options were exercised to subscribe for 2,199,065 ordinary shares in the Company at a consideration of HK$53,986,000 (equivalent to RMB43,076,000) of which HK$220,000 (equivalent to RMB175,000) was credited to share capital and the balance of HK$53,766,000 (equivalent to RMB42,901,000) was credited to the share premium account. RMB17,260,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 2(v)(*ii*).

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

36 Capital, Reserves and Dividends (Continued)

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the following:

- The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 2(v)(ii); and
- RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(iii) PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.

In accordance with the Company Law of the PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP"), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises' profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by each of the above subsidiaries to the statutory surplus reserve and discretionary surplus reserve each at 10% of their profit after taxation determined under PRC GAAP.

The statutory and discretionary surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries.

In accordance with relevant regulations issued by the Ministry of Finance of the PRC, a subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of its gross risk-bearing assets to cover potential losses against such assets.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 2(x).

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

36 Capital, Reserves and Dividends (Continued)

(e) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to maintain a balance between the advantages and security afforded by a sound capital position and the higher shareholder returns that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As at 31 December 2013, the Group's total debt-to-book capitalization ratio was 0.8% (2012: 4.0%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

37 Related Party Transactions

(a) Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries ("CMCC Group"), for the years ended 31 December 2013 and 31 December 2012. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph "Connected Transactions" in the Report of Directors.

	Note	2013 Million	2012 Million
Telecommunications services revenue	(i)	1,590	2,113
Telecommunications services charges	(i)	2,843	1,580
Property leasing and management services charges	(ii)	808	785
Interest expenses	(iii)	103	161
Interconnection revenue	(iv)	241	253
Interconnection charges	(iv)	500	472
Network assets leasing revenue	(iv)	109	109
Network assets leasing charges	(iv)	9,837	2,950
Network capacity leasing charges	(v)	3,876	2,477
Revenue derived from cooperation of telecommunications services	(vi)	494	341
Charges for cooperation of telecommunications services	(vi)	2,232	1,936

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

37 Related Party Transactions (Continued)

(a) Transactions with CMCC Group (Continued)

Notes:

(i) The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers.

(ii) The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(iii) The amount represents the interest expenses paid to China Mobile Hong Kong (BVI) Limited, the Company's immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

(iv) The amounts represent settlement received/receivable from or paid/payable to CMCC Group, in respect of interconnection settlement and network assets leasing revenue and charges.

(v) The amount represents the leasing fees paid/payable to CMCC Group including the leasing of TD-SCDMA network capacity. On 29 December 2008, the Company entered into a network capacity leasing agreement (the "Network Capacity Leasing Agreement") with CMCC Group for the provision of TD-SCDMA related services. The lease was effective from 1 January 2009 to 31 December 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC Group. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC Group and pays leasing fees to CMCC Group. The leasing fees are determined on a basis that reflects the actual usage of CMCC Group's TD-SCDMA network capacity and compensates CMCC Group for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease term. As a result, the Group does not bear the risks associated with the ownership of the TD-SCDMA network assets, and accordingly the Group accounts for the TD-SCDMA network capacity lease as an operating lease.

(vi) The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

(b) Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company and amount due to immediate holding company, are included in the following accounts captions summarized as follows:

	The Group	
	As at 31 December 2013 Million	As at 31 December 2012 Million
Accounts receivable	1,162	921
Other receivables	6	2
Prepayments and other current assets	109	46
Accounts payable	4,036	2,276
Accrued expenses and other payables	145	157

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

37 Related Party Transactions (Continued)

(c) Transactions with an associate

The Group has entered into transactions with one of its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associate include the bank deposits placed at SPD Bank, the interest income received/receivable from SPD Bank, the mobile telecommunications services provided, which were carried out in the ordinary course of business, and dividend received/receivable from SPD Bank:

	Note	2013 Million	2012 Million
Bank deposits (as at 31 December)		42,752	29,089
Interest income	(i)	1,355	797
Mobile telecommunications services fees	(ii)	84	61
Dividend income		2,052	1,120

Notes:

(i) Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

(ii) The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

(d) Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as "government-related entities").

Apart from transactions with CMCC Group (note 37(a)) and an associate (note 37(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

- rendering and receiving telecommunications services, including interconnection revenue/charges
- purchasing of goods, including use of public utilities
- placing of bank deposits

These transactions are conducted in the ordinary course of the Group's business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

(e) For key management personnel compensation, please refer to note 9.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

38 Financial Risk Management and Fair Values

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a) Credit risk and concentration risk

The Group's credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group's cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

The accounts receivable of the Group are primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties' financial position, the Group's past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 26(c).

(b) Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

38 Financial Risk Management and Fair Values (Continued)

(b) Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	As at 31 December 2013					
	Carrying amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million	More than 5 years Million
Accounts payable	173,157	173,157	173,157	–	–	–
Bills payable	1,360	1,360	1,360	–	–	–
Accrued expenses and other payables	125,811	125,811	125,811	–	–	–
Amount due to ultimate holding company	22	22	22	–	–	–
Interest- bearing borrowings						
– Bonds	4,989	5,860	225	450	5,185	–
Obligations under finance leases	68	71	71	–	–	–
	305,407	306,281	300,646	450	5,185	–

	As at 31 December 2012					
	Carrying amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million	More than 5 years Million
Accounts payable	123,896	123,896	123,896	–	–	–
Bills payable	1,159	1,159	1,159	–	–	–
Accrued expenses and other payables	103,774	103,774	103,774	–	–	–
Amount due to ultimate holding company	39	39	39	–	–	–
Amount due to immediate holding company	16	16	16	–	–	–
Interest-bearing borrowings						
– Deferred consideration payable	23,633	24,263	141	222	10,156	13,744
– Bonds	4,986	6,085	225	450	5,410	–
Obligations under finance leases	68	71	71	–	–	–
	257,571	259,303	229,321	672	15,566	13,744

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

38 Financial Risk Management and Fair Values (Continued)

(b) Liquidity risk (Continued)

The Company

	As at 31 December 2013					
	Carrying Amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million	More than 5 years Million
Accrued expenses and other payables	21	21	21	–	–	–
Amount due to a subsidiary	4,989	5,860	225	450	5,185	–
	5,010	5,881	246	450	5,185	–

	As at 31 December 2012					
	Carrying Amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million	More than 5 years Million
Accrued expenses and other payables	17	17	17	–	–	–
Amount due to a subsidiary	4,986	6,085	225	450	5,410	–
Amount due to immediate holding company	16	16	16	–	–	–
Interest-bearing borrowings	23,633	24,263	141	222	10,156	13,744
	28,652	30,381	399	672	15,566	13,744

Regarding the Company's financial guarantee issued, please refer to note 33(a)(i) for details.

(c) Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level. As at 31 December 2013, the Group did not have any interest-bearing borrowings at variable rates and had RMB 5 billion of bonds, which were issued at fixed rate and exposes the Group to fair value interest rate risk. The Group determines the amount of its fixed rate depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As at 31 December 2013, total cash and bank balances of the Group amounted to RMB426,724,000,000 (2012: RMB408,321,000,000). The interest income for 2013 was RMB15,289,000,000 (2012: RMB12,313,000,000) and the average interest rate was 3.66% (2012: 3.32%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,213,000,000 (2012: RMB3,077,000,000).

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

38 Financial Risk Management and Fair Values (Continued)

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency represented 0.8% (2012: 0.9%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group's financial position and result of operations.

(e) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December except as follows:

	The Group			
	As at 31 December 2013		As at 31 December 2012	
	Carrying amount Million	Fair value Million	Carrying amount Million	Fair value Million
Interest in listed associates	53,940	38,543	48,343	37,008
Interest-bearing borrowings – bonds	4,989	4,675	4,986	4,908

The fair value of interest in SPD Bank and Anhui USTC and bonds is based on quoted market prices (level 1) at the balance sheet date without any deduction for transaction costs. As at 31 December 2013, the Group's interest in associates is principally the equity investment in SPD Bank. As at 31 December 2013, the fair value of investment in SPD Bank was RMB 35.18 billion (2012: RMB37.01 billion), below its carrying amount by approximately 33.1% (2012: approximately 23.4%).

The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired and particularly, whether there was impairment indication existed on investment in SPD Bank. The recoverable amount of the investment in SPD Bank is determined by value-in-use. The calculation used pre-tax cash flow projections for the five years ending 31 December 2018 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in mainland China. Management judgement is required in estimating the future cash flows of SPD Bank which are sensitive to the cash flows projected. The key assumptions are determined with reference to external sources of information. Based on management's assessment results, there was no impairment as at 31 December 2013 and 2012, respectively. Changes in the key assumptions could have a significant impact of the recoverable amount of the investment in SPD Bank and could result in impairment charge in future periods.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

39 Commitments

(a) Capital commitments

The Group's capital commitments outstanding as at 31 December not provided for in the financial statements were as follows:

	The Group	
	2013	2012
	Million	Million
Commitments in respect of land and buildings		
– Authorized and contracted for	7,212	8,043
– Authorized but not contracted for	43,709	30,903
	50,921	38,946
Commitments in respect of telecommunications equipment		
– Authorized and contracted for	25,022	23,150
– Authorized but not contracted for	167,901	150,382
	192,923	173,532
Total commitments		
– Authorized and contracted for	32,234	31,193
– Authorized but not contracted for	211,610	181,285
	243,844	212,478

The Company had no capital commitments outstanding as at 31 December 2013 and 2012.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

39 Commitments (Continued)

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	The Group				The Company
	Land and buildings Million	Lease lines Million	Others Million	Total Million	Land and buildings, and others Million
As at 31 December 2013					
Within one year	8,008	5,627	984	14,619	9
After one year but within five years	15,966	2,706	1,355	20,027	5
After five years	4,476	669	34	5,179	
	28,450	9,002	2,373	39,825	14
As at 31 December 2012					
Within one year	6,836	3,758	1,032	11,626	8
After one year but within five years	14,886	4,161	970	20,017	11
After five years	4,484	1,035	70	5,589	–
	26,206	8,954	2,072	37,232	19

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

40 Post Balance Sheet Events

After the balance sheet date, the directors declared a final dividend for the year ended 31 December 2013. Further details are disclosed in note 36(b)(i).

41 Accounting Estimates and Judgements

Key sources of estimation uncertainty

Notes 17 and 38 contain information about the assumptions and their risk factors relating to goodwill impairment and financial instruments, and note 37 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity, other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial conditions of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment, inventories, interest in associates, goodwill and other intangible assets

The Group's property, plant and equipment comprise a significant portion of the Group's total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, inventories, interest in associates and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in impairment charge or reversal of impairment in future periods.

Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

42 Possible Impact of Amendments, New Standards and Interpretations Issued but not yet Effective for the Year Ended 31 December 2013

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended 31 December 2013 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

	Effective for accounting periods beginning on or after
Amendment to IAS/HKAS 32, *"Financial Instruments: Presentation"*	1 January 2014
IFRS/HKFRS 9, *"Financial Instruments"*	Note
IFRIC/HK(IFRIC) – Int 21, *"Levies"*	1 January 2014
Annual Improvements to IFRSs/HKFRs 2010-2012 Cycle	1 July 2014
Annual Improvement to IFRSs/HKFRs 2011-2013 Cycle	1 July 2014
IFRS/HKFRS 14, *"Regulatory Deferral Accounts"*	1 January 2016

Management is assessing the impact of such new standards, amendments to standards and interpretation and will adopt the relevant standards, amendments to standards and interpretation in the subsequent periods as required.

Note: The mandatory effective date is left open pending the finalisation of the impairment and classification and measurement requirements.

Financial Summary

(Expressed in RMB)

Results

	2013 Million	2012 Million	2011 Million	2010 Million	2009 Million
Operating revenue (Turnover)					
Revenue from telecommunications services	590,811	560,413	527,999	485,231	452,103
Revenue from sales of products and others	39,366	21,422	9,807	7,512	7,754
	630,177	581,835	537,806	492,743	459,857
Operating expenses					
Leased lines	18,727	9,909	5,188	3,897	3,006
Interconnection	25,998	25,140	23,533	21,886	21,847
Depreciation	104,699	100,848	97,113	86,230	80,179
Personnel	34,376	31,256	28,672	24,524	21,480
Selling expenses	91,834	80,232	78,636	74,361	67,353
Cost of products sold	61,363	41,448	23,120	20,506	18,192
Other operating expenses	157,531	140,272	127,686	108,249	99,012
	494,528	429,105	383,948	339,653	311,069
Profit from operations	135,649	152,730	153,858	153,090	148,788
Non-operating net income	910	615	571	685	359
Interest income	15,289	12,661	8,413	5,658	5,940
Finance costs	(331)	(390)	(565)	(902)	(1,243)
Share of profit of associates	7,062	5,685	4,306	558	–
Share of loss of a joint venture	–	(1)	(1)	(18)	(8)
Profit before taxation	158,579	171,300	166,582	159,071	153,836
Taxation	(36,776)	(41,919)	(40,603)	(39,047)	(38,413)
PROFIT FOR THE YEAR	121,803	129,381	125,979	120,024	115,423
Other comprehensive loss for the year that may be subsequently reclassified to profit or loss:					
Exchange differences on translation of financial statements of overseas entities	(172)	(6)	(311)	(135)	42
Share of other comprehensive loss of associates	(767)	(16)	(229)	–	–
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	120,864	129,359	125,439	119,889	115,465

Financial Summary (Continued)

(Expressed in RMB)

Results (Continued)

	2013 Million	2012 Million	2011 Million	2010 Million	2009 Million
Profit attributable to:					
Equity shareholders of the Company	121,692	129,274	125,870	119,640	115,166
Non-controlling interests	111	107	109	384	257
PROFIT FOR THE YEAR	121,803	129,381	125,979	120,024	115,423
Total comprehensive income attributable to:					
Equity shareholders of the Company	120,754	129,252	125,332	119,505	115,208
Non-controlling interests	110	107	107	384	257
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	120,864	129,359	125,439	119,889	115,465

Financial Summary (Continued)

(Expressed in RMB)

Assets and Liabilities

	As at 31 December 2013 Million	As at 31 December 2012 Million	As at 31 December 2011 Million	As at 31 December 2010 Million	As at 31 December 2009 Million
Property, plant and equipment	479,227	430,509	408,165	385,296	360,075
Construction in progress	85,000	55,507	56,235	54,868	46,094
Land lease prepayments and other prepayments	19,735	14,244	12,798	12,040	11,201
Goodwill	36,894	36,894	36,894	36,894	36,894
Other intangible assets	1,063	924	818	813	727
Interest in associates	53,940	48,343	43,794	40,175	–
Interest in a joint venture	–	6	7	8	6
Deferred tax assets	17,401	13,544	10,913	9,720	8,939
Restricted bank deposits	6,816	5,418	122	162	–
Other financial assets	127	127	127	127	127
Net current assets	96,276	148,797	109,441	66,202	77,500
Total assets less current liabilities	796,479	754,313	679,314	606,305	541,563
Interest-bearing borrowings	(4,989)	(28,619)	(28,617)	(28,615)	(33,551)
Deferred revenue, excluding current portion	(662)	(334)	(261)	(248)	(317)
Deferred tax liabilities	(104)	(51)	(17)	(39)	(61)
NET ASSETS	790,724	725,309	650,419	577,403	507,634

Notes:

The above tables summarize the results of the Group for the years ended 31 December 2009, 2010, 2011, 2012, and 2013 together with the Group's assets and liabilities as at 31 December 2009, 2010, 2011, 2012, and 2013.

The Group's results for the years ended 31 December 2009, 2010, 2011, 2012 and 2013 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

"and–Reading"

"and – Reading" is the mobile reading business under the Group's commercial brand "and!". The Group provides customers with content services including abundant number of quality books, magazines and comics through mobile handsets and mobile e-book devices, etc. which enable customers to enjoy the pleasure of mobile reading.

"and–Video"

"and – Video" is the mobile video business under the Group's commercial brand "and!". The Group co-operates with the media to provide customers with mobile network-based audio and visual services, which enable customers to download or watch various kinds of video content such as news, movies, sports programs and other entertainment through their mobile handsets.

IDC

Internet Data Center, facilities and related service systems facilitating the operation and maintenance of equipment for the centralized collection, storage, processing and transmission of data based on the Internet. The principal services offered by IDC include server hosting, resources leasing, system maintenance, management services and other support and operational services.

Internet of Things

Equipping SIM cards, sensors, two-dimensional codes etc to different objects and connecting them to a wireless network can capacitate intelligence to inanimate objects and enables forms of conversation and communication between people and things, and between things themselves. This network of interconnected objects is called the "Internet of Things". "Internet of Things" possesses three distinguishing features, namely: scalability, mobility and security.

Lingxi

The Group collaborated with Anhui USTC to launch the intelligent voice portal product, Lingxi. Lingxi enables customers to dial numbers, send messages, obtain weather updates and book hotels and flights through voice commands. Customers can also make enquiries on mobile phone bills, data usage and reward points directly through the portal.

LTE

Long Term Evolution, a mainstream standard for the evolution of 3G technology. It is wireless broadband data business oriented, and has the characteristics of high speed, less time delay and high quality. LTE has two models, namely FDD and TDD, of which TDD (also known as TD-LTE) is a standard for the evolution of TD-SCDMA technology. The two models of LTE can be developed in a coordinated manner to utilize symmetrical and asymmetrical bandwidths flexibly and efficiently. LTE can be integrated and coexist with the existing 2G and 3G networks.

Migu Music

A business which provides music services to customers through the mobile telecommunications network. Currently it mainly includes Wireless Music Club, Color Ring and music download, etc.

Mobile Internet

Mobile Internet is an emerging market created by the cross convergence of Internet and mobile communications after their respective development. Mobile customers can gain wireless access to the Internet anytime and anywhere by using wireless terminals such as mobile handsets and mobile Internet terminals to meet their needs.

Mobile Market

Mobile Market is an integrated market assembling different kinds of developers and their outstanding applications, and different kinds of businesses of the Group enabling customers using different terminals to satisfy their demand for real time experience, downloads and subscription.

TD-SCDMA

Time Division-Synchronous Code Division Multiple Access, China's home-grown 3G mobile technology standard, is one of the international mainstream 3G standards. The Group's 3G network adopts TD-SCDMA standard.

Unified Communications

Unified Communications combine device communications capabilities with quality Internet experience featuring New Call, New Messaging and New Contact, and enable transmission of text, images, videos, locations and other enriched functions through the three channels on mobile devices including voice, messages and contacts.

VoLTE

Voice-over-LTE, a voice solution for LTE networks. It transmits voice via the IP network. Compared with other voice solutions, VoLTE provides higher definition quality with shorter connection time, hence lower costs. VoLTE provides customers with a better and enriched unified communications experience.

Wireless City

The Group leverages on its network advantages, customer base, service and innovation capabilities to provide high-speed and seamless wireless network coverage in the city administrative districts, and provides the government, enterprises and citizens with various information services including public administration, traffic control, healthcare and employment service.

Wireless Data Traffic

Includes mobile data traffic and WLAN data traffic. A service provided by the Group to its customers enabling wireless access to the Internet using mobile handsets or dongles.

WLAN

Wireless Local Area Network (also known as WiFi Network), which connects computers using wireless communication technology. Customers can use mobile terminals such as notebooks and handsets to gain high-speed wireless access to the Internet or corporate Intranet for information, entertainment or work.

中国移动
China Mobile

China Mobile Limited

60/F., The Center, 99 Queen's Road Central, Hong Kong
Tel : (852) 3121 8888
Fax : (852) 3121 8809
Website : www.chinamobileltd.com

4G LTE

This annual report is printed on
enviromentally friendly paper

Welcome to China Mobile Limited's website